SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

July 6, 2015

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 25, 2015
CIK No. 0001609989

H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (Form No. 333-204847) (the “Registration Statement”).

We have attached as Exhibit A to this letter versions of the “Summary—The Offering,” “Use of Proceeds,” “Capitalization,” “Executive Compensation,” “Principal and Selling Stockholders,” “Shares Eligible for Future Sale” and “Underwriting” sections of the Registration Statement and the Company’s financial statements that reflect (i) an estimated initial public offering price per share between $16.00 and $18.00 per share, (ii) a 4.2-for-1 stock split and (iii) an assumed offering size of 29,519,661 shares (before giving effect to the underwriters’ over-allotment option to purchase additional shares). For convenient reference, we will also supplementally provide to the Staff marked versions of these sections of the Registration Statement to show all changes from the corresponding sections in Amendment No. 1 to the Registration Statement filed on June 25, 2015.

We are also providing a form of the “Summary—Recent Developments” section that presents a range of the Company’s estimated net sales, net income and adjusted net income

Securities and Exchange Commission	July 6, 2015

(including a reconciliation of the mid-point of the estimated range for net income to the mid-point of the estimated range for adjusted net income) for the six months ended June 30, 2015, compared to the Company’s net sales, net income and adjusted net income for the six months ended June 30, 2014. The Company expects to provide this information to potential investors by including it in the preliminary prospectus for the offering. The form of “Summary—Recent Developments” section is attached to this letter as Exhibit B.

The Company respectfully acknowledges the comment regarding the inside cover art that the Staff related orally. In response to the Staff’s comment, the Company has revised the inside cover art and expects to include the revised cover art in the preliminary prospectus for the offering. The revised cover art is attached to this letter as Exhibit C.

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Joseph Klinko

Lily Dang

Parhaum J. Hamidi

Norman von Holtzendorff

Blue Buffalo Pet Products, Inc.

Michael Nathenson

Exhibit A

THE OFFERING

Common Stock offered by the Selling Stockholders	29,483,727 shares (or 33,906,286 shares if the underwriters exercise their over-allotment option to purchase additional shares from the selling stockholders in full).

Common Stock issued by us to Non-Management Employees	35,934 shares. See “LOYAL3 platform” below.

Common Stock to be Outstanding after this Offering	196,034,108 shares.

Use of Proceeds	We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders or from the issuance of shares to certain non-management employees. However, we will pay certain expenses, other than underwriting discounts and commissions, associated with this offering. See “Use of Proceeds.”

Controlled Company	Upon the closing of this offering, our Sponsor will own approximately 121.9 million shares, or 62.2%, of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the listing rules, and therefore will be exempt from certain of the corporate governance listing requirements, of the NASDAQ Global Select Market, or NASDAQ.

LOYAL3 platform	At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus to be offered to our employees, customers and partners and individual investors through the LOYAL3 platform. Any purchases of shares in this offering through the LOYAL3 platform will be at the initial public offering price. Up to 35,934 of the shares offered through the LOYAL3 platform will be allocated among certain non-management employees in amounts determined by us. Such employees will not be required to pay for these shares. See “Underwriting.”

Risk Factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

NASDAQ trading symbol	“BUFF.”

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on 195,749,011 shares of our common stock outstanding as of June 30, 2015, and:

•	excludes 4,411,139 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015 under our 2012 Blue Buffalo Pet Products, Inc. Stock Purchase and Option Plan, or the 2012 Plan (excluding shares of common stock that will be issued to holders of such options for sale in this offering), at a weighted average exercise price of $5.89 per share;

•	excludes 8,400,000 shares of common stock reserved as of the closing date of this offering for future issuance under our 2015 Omnibus Incentive Plan, or the 2015 Plan; and

•	is adjusted to reflect the issuance of 249,163 shares of our common stock to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering.

Unless otherwise indicated, this prospectus reflects and assumes:

•	the 4.2-for-1 stock split that we effectuated on July 7, 2015 and accounts for the adjustment of the exercise price of all outstanding stock options and the number of shares subject to such stock options;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock; and

•	no exercise of outstanding options after June 30, 2015.

USE OF PROCEEDS

The selling stockholders are selling 33,906,286 shares of our common stock in this offering, which includes the 4,422,559 shares, if any, that may be sold in connection with the exercise of the underwriters’ over-allotment option. We will be issuing 35,934 shares of our common stock to certain non-management employees without cost to such employees. See “Principal and Selling Stockholders” and “Underwriting.” We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders or from the issuance of shares to certain non-management employees. However, we will pay certain expenses, other than underwriting discounts and commissions, associated with this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015, on:

•	an actual basis; and

•	an as adjusted basis to give effect to the following, as if each had occurred on March 31, 2015: (1) the issuance of 249,163 shares of our common stock to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering and (2) the issuance of 35,934 shares of common stock to certain non-management employees in connection with this offering based on an assumed price of $17.00 per share, which is the mid-point of the price range set forth on the cover page.

You should read this table together with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Underwriting” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

(in thousands)	As of March 31, 2015
	Actual	As Adjusted

Cash and cash equivalents (1)	$149,044	$150,471

Long-term debt (including current maturities)
Revolving credit facility (2)	—	—
Term loan facilities	390,067	390,067

Total long-term debt	390,067	390,067

Stockholders’ deficit:
Common stock, $0.01 par value; authorized 207,060,000 shares, issued and outstanding 195,747,774 shares, actual; authorized 207,060,000 shares, issued and outstanding 196,032,871 shares, as adjusted	1,957	1,960
Additional paid-in capital	58,164	60,200
Accumulated deficit	(116,891)	(117,270)

Total stockholders’ deficit	(56,770)	(55,110)

Total capitalization	$482,341	$485,428

(1)	Does not reflect offering expenses, which we estimate to be approximately $6.6 million.
(2)	Our revolving credit facility consists of a $40.0 million revolving credit facility maturing on August 8, 2017. As of March 31, 2015, there were no outstanding borrowings under our revolving credit facility.

EXECUTIVE COMPENSATION

Overview

This compensation discussion provides an overview of our executive compensation program and compensation for our named executive officers, or NEOs, for fiscal 2014. Our NEOs for fiscal 2014 were Kurt Schmidt, our Chief Executive Officer and Director, Mike Nathenson, our Chief Financial Officer, and Billy Bishop, our President and Chief Operating Officer.

Compensation Philosophy and Objectives

The Company is committed to achieving long-term, sustainable growth and increasing shareholder value. The primary objectives of our executive compensation program are as follows:

•	to attract, motivate and retain superior executive talent as the Company continues to execute its growth initiatives;

•	to encourage strong financial performance on an annual and long-term basis; and

•	to align the interests of our executive officers and stockholders by rewarding executive officers for behaviors which drive shareholder value creation.

The Company’s compensation program for our NEOs is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of our NEOs’ total compensation to Company performance in the form of incentive compensation and long-term equity compensation. The principal elements of the compensation structure for our NEOs are base salary, annual cash incentive compensation and long-term equity incentive compensation.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to our NEOs during the years ended December 31, 2014 and December 31, 2013.

Name and principal position	Year	Salary ($)	Non-equity incentive plan compensation ($) (1)	All other compensation ($) (2)	Total ($)
Kurt Schmidt	2014	631,905	366,505	27,722	1,026,132
Chief Executive Officer	2013	609,000	913,500	24,732	1,547,232

Mike Nathenson	2014	318,270	123,071	26,642	467,983
Chief Financial Officer	2013	304,500	319,741	30,072	654,313

Billy Bishop	2014	269,088	104,052	18,724	391,864
President and	2013	253,750	266,451	13,620	533,821
Chief Operating Officer

(1)	Reflects amounts earned under the Company’s fiscal 2014 and 2013 annual incentive compensation plans, respectively.

(2)	Amounts reported for Kurt and Mike reflect Company-paid life insurance premiums, 401(k) Plan matching contributions and a car allowance. The amount reported for Mike also reflects reimbursement for relocation costs in fiscal 2013. The amount reported for Billy reflects Company-paid life insurance premiums and a car allowance.

Employment Agreements

We do not have formal employment agreements with any of our NEOs. However, we typically enter into offer letters with our executive officers. In connection with the commencement of their employment in 2012, we entered into offer letters with Kurt and Mike setting forth their initial compensation and benefits. In addition, under the terms of the their offer letters, Kurt and Mike are entitled to change of control benefits, which are described in detail below. See “—Potential Payments Upon a Change of Control.”

Base Salary

We provide base salary to our NEOs and other employees to compensate them for services rendered during the year. The base salaries of our NEOs are reviewed on an annual basis and adjustments are made to reflect performance-based factors, as well as competitive conditions. We do not apply specific formulas to determine increases. Generally, executive officers’ base salaries are adjusted during the first quarter of each year.

The 2014 base salaries were set by our Compensation Committee based on the recommendations of our CEO, other than with respect to his own salary, which was set by the Board of Directors upon the recommendations of the Compensation Committee.

Annual Cash Incentive Compensation

Fiscal 2014

Our annual cash incentive award is designed to reward our NEOs based on Company performance. Our Compensation Committee establishes a target award opportunity for each NEO on an annual basis, usually in the first quarter of each year. In March 2015, our Compensation Committee approved annual cash incentive awards payable under the fiscal 2014 annual incentive compensation plan.

Each NEO’s target annual bonus is typically expressed as a percentage of base salary. For fiscal 2014, the NEOs’ target bonus opportunities (as a percentage of each executive’s base salary) were as follows: Kurt, 100%, Mike, 66.7% and Billy, 66.7%. The NEOs’ maximum bonus opportunities (as a percentage of such executives’ target bonus opportunities) were as follows: Kurt, 150%, Mike, 200% and Billy, 200%.

For fiscal 2014, annual cash incentive awards were based on achievement of a combination of net sales and bank adjusted EBITDA goals (with bank adjusted EBITDA calculated as it is calculated pursuant to our credit agreement). The Compensation Committee has reserved the ability to adjust the actual bank adjusted EBITDA results to exclude the effects of extraordinary, unusual or infrequently occurring events. No such adjustments were made by the Compensation Committee with respect to fiscal 2014 results. The net sales component composed 50% of the total award opportunity, and the bank adjusted EBITDA component composed 50% of the total award opportunity.

The actual fiscal 2014 annual cash incentive awards for the NEOs were determined by multiplying their respective target annual bonus amounts by the sum of (1) the net sales component weighted achievement factor (50% multiplied by the net sales payout percentage) and (2) the bank adjusted EBITDA component weighted achievement factor (50% multiplied by the bank adjusted EBITDA component payout percentage). The financial performance component payout percentages were determined by calculating our achievement against the net sales and bank adjusted EBITDA targets based on the pre-established scales set forth in the following tables:

	Threshold	Target	Maximum
Net Sales Performance Percentage of Target	90%	100%	110%
Net Sales Payout Percentage	0%	100%	200%

	Threshold	Target	Maximum
Bank adjusted EBITDA Performance Percentage of Target	85%	100%	115%
Bank adjusted EBITDA Payout Percentage	0%	100%	200%

For performance percentages between the specified threshold, target and maximum levels, the resulting payout percentage would have been adjusted on a linear basis.

The Company’s fiscal 2014 net sales performance as a percentage of target net sales performance was 98%, which resulted in a payout percentage of 80% and a weighted achievement factor of 40%. The Company’s fiscal 2014 bank adjusted EBITDA performance as a percentage of target bank adjusted EBITDA performance was 90.4%, which resulted in a payout percentage of 36% and a weighted achievement factor of 18%. This resulted in a combined achievement factor of 58%.

The following table illustrates the calculation of the annual cash incentive awards payable to each of our NEOs under the fiscal 2013 annual incentive compensation plan based on the financial performance results. These awards are also reported under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

	2014 Salary	Bonus Target Percentage	Bonus Target Amount	Combined Achievement Factor	Actual Bonus Paid
Kurt Schmidt	$631,905	100%	$631,905	58%	$366,505
Mike Nathenson	$318,270	66.7%	$212,286	58%	$123,071
Billy Bishop	$269,088	66.7%	$179,482	58%	$104,052

Long-term Cash Incentive Compensation

In 2015, the Compensation Committee approved a one-time long-term cash incentive program designed to reward our NEOs, along with other members of management, for long-term corporate performance based upon the Company’s adjusted net income growth in advance of what we anticipate will be an annual long-term equity incentive program beginning in 2016. Each NEO’s target long-term cash incentive award is expressed as a percentage of base salary as of January 1, 2015 and were as follows: Kurt, 250%, Mike, 125% and Billy, 125%.

The long-term cash incentive awards were granted on January 1, 2015 and will vest after 3 years in varying degrees based upon the Company’s adjusted net income compounded annual growth rate, or CAGR, at December 31, 2017 relative to our adjusted net income for fiscal 2014. Depending on the CAGR achieved, the amount of cash incentive compensation received at the end of the performance period will range from 0% of the target award for below threshold performance up to 150% of the target award for maximum performance.

Long-term Equity Incentive Compensation

We use equity awards to incentivize and reward our executive officers for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders.

We currently have a long-term equity incentive plan: the 2012 Stock Purchase and Option Plan of Blue Buffalo Pet Products, Inc., or the 2012 Plan, which is described below under the heading “—Equity Compensation and Stock Purchase Plans.” Pursuant to the 2012 Plan we have provided long-term equity compensation to Kurt and Mike in the form of incentive stock options.

Options Granted in Previous Fiscal Years

There were no long-term equity incentive awards granted to our NEOs in fiscal 2014 and 2013. In fiscal 2012, in connection with the commencement of their employment with us, each of Kurt and Mike was granted incentive stock options that are subject solely to time-based vesting restrictions. The time-based vesting criteria will be satisfied in equal installments on the first five anniversaries of the grant date, subject to continued employment with us through the applicable vesting dates.

Any fully vested options will generally remain outstanding and exercisable for 90 days after termination of employment, although this period is generally extended to one year if the termination of employment is due to death, “permanent disability” or “retirement” (as such terms are defined in the incentive stock option agreement), and any fully vested options will immediately terminate if the named executive officer’s employment is terminated by us for “cause” (as defined in the incentive stock option agreement). Any vested options that are not exercised within the applicable post-termination exercise window will terminate.

In connection with the option grants, Kurt and Mike became parties to the investor rights agreement, which has been amended and restated. See “Certain Relationships and Related-Party Transactions—Investor Rights Agreement.” In addition, Kurt and Mike also executed standard confidentiality, non-competition and proprietary rights agreements with the Company. These agreements subject Kurt and Mike to restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition, non-disparagement and non-solicitation of our employees, consultants and customers at all times during employment, and for one year after any termination of employment.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table sets forth information regarding outstanding option awards held by our NEOs under the 2012 Plan as of December 31, 2014.

		Option Awards
Name	Grant date	Number of securities underlying unexercised options (#) exercisable (1)	Number of securities underlying unexercised options (#) unexercisable (1)	Option exercise price ($ per share)	Option expiration date

Kurt Schmidt	12/18/2012	1,204,954	1,807,428	5.60	12/18/2022

Mike Nathenson	12/18/2012	321,316	481,983	5.60	12/18/2022

Billy Bishop	—	—	—	—	—

(1)	Reflects options subject solely to time-based vesting restrictions. The time-vesting options granted to the NEOs vest in five equal installments on each anniversary of the respective grant dates. Billy does not hold any options.

401(k) Plan

The Company has established a tax-qualified Section 401(k) retirement savings plan, or the 401(k) Plan, for employees, including our NEOs, who satisfy certain eligibility requirements. The 401(k) Plan permits employee contributions up to statutory limits, of which we provide matching contributions of up to 4% of the employee’s eligible compensation contributed to the 401(k) Plan, at a rate of 100% on the first 3% of the employee’s eligible compensation contributed to the 401(k) Plan and 50% on the next 2% of the employee’s eligible compensation contributed to the 401(k) Plan. Employees are 100% vested in matching Company contributions when such contributions are made. The Company may make non-elective contributions to employees. Employees become 20% vested in non-elective contributions per year of service up to 100% vested after five years of service.

Potential Payments Upon Change of Control

Kurt’s offer letter provides that, in the event of a change of control all his unvested options will become fully vested and exercisable. In addition, in the event of a change of control all of his account balances in the Company’s 401(k) plan, including any unvested balances from Company matches, will automatically and fully vest. The Company will also reimburse him for the actual cost of COBRA coverage for up to the maximum period of time permitted by law if his employment terminates following a change of control.

Mike’s offer letter provides that, solely in the event of his termination without “cause” or for “good reason” (as such terms are defined in Mike’s offer letter) in connection with or within 12 months of a change of control, subject to his signing a standard release of claims, all his unvested options will become fully vested and exercisable. In addition, all of his account balances in the Company’s 401(k) plan, including any unvested balances from Company matches, will automatically and fully vest and the Company will reimburse him for the actual cost of COBRA coverage for up to the maximum period of time permitted by law.

We currently have no formal change of control arrangements with Billy.

The Company expects to adopt a formal executive severance policy in connection with this offering.

Equity Compensation Plans and Stock Purchase Plans

The following description of each of our equity compensation plans is qualified by reference to the full text of those plans, which will be filed as exhibits to the registration statement of which this prospectus forms a part. Our equity compensation plans are designed to continue to give our company flexibility to make a wide variety of equity awards to reflect what the compensation committee believes at the time of such award will best motivate and reward our employees, directors, consultants and other service providers.

2012 Stock Purchase and Option Plan of Blue Buffalo Pet Products, Inc.

The purpose of the 2012 Plan is to align the interests of the officers, employees, directors, consultants and other key persons of Blue Buffalo with the interests of Blue Buffalo. The 2012 Plan is administered by the Compensation Committee of the Board of Directors of Blue Buffalo. The Compensation Committee has the authority to determine eligible participants in the 2012 Plan. Awards granted under the 2012 Plan may be in the form of stock options, stock appreciation rights, restricted stock awards, performance units, performance shares, or other awards not expressly provided for under the 2012 Plan. Stock options granted under the 2012 Plan may be either incentive stock options or nonqualified stock options. Stock option grants are made with exercise prices as determined by the Compensation Committee but shall not be less than the grant date fair market value in the case of incentive stock options. The Compensation Committee, in its sole discretion, may grant stock appreciation rights which allow the grantee to elect to receive upon the exercise of the option shares of stock with an aggregate fair market value equal to the excess of the fair market value of the shares of stock with respect to which the option is exercised over the aggregate exercise price of the option as determined on the exercise date. Restricted stock awards granted under the 2012 Plan are made with purchase prices as determined by the Compensation Committee and subject to conditions and restrictions as determined by the Compensation Committee on the grant date.

2015 Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and our stockholders expect to approve, our 2015 Omnibus Incentive Plan, or the 2015 Plan, prior to the completion of this offering.

Purpose. The purpose of our 2015 Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. Our 2015 Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2015 Plan and any instrument or agreement relating to, or any award granted under, our 2015 Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee deems appropriate for the proper administration of our 2015 Plan; and to make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of our 2015 Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2015 Plan. Unless otherwise expressly provided in our 2015 Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2015 Plan or any award or any documents evidencing awards granted pursuant to our 2015 Plan are within the sole discretion of the Compensation Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to our 2015 Plan. Our 2015 Plan provides that the total number of shares of common stock that may be issued under our 2015 Plan is 8,400,000. Of this amount, the maximum number of shares for which incentive stock options may be granted is 8,400,000; the maximum number of shares for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is 2,100,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 2,100,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $500,000 in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $10,000,000. Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under our 2015 Plan, unless the shares are surrendered after the termination of our 2015 Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under our 2015 Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under our 2015 Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options. The Compensation Committee may grant non-qualified stock options and incentive stock options, under our 2015 Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with our 2015 Plan; provided, that all stock options granted under our 2015 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as an incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2015 Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Compensation Committee; or (iii) by such other method as the Compensation Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights, with terms and conditions determined by the Compensation Committee that are not inconsistent with our 2015 Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Compensation Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Compensation Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units. The Compensation Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2015 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse).

Other Stock-Based Awards. The Compensation Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), under our 2015 Plan, including performance-based awards, with terms and conditions determined by the Compensation Committee that are not inconsistent with our 2015 Plan.

Performance Compensation Awards. The Compensation Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Compensation Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under our 2015 Plan. The Compensation Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to specific criteria enumerated in our 2015 Plan.

Effect of Certain Events on 2015 Plan and Awards. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in our 2015 Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate, or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Compensation Committee in its sole discretion to be necessary or appropriate, then the Compensation Committee must make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under our 2015 Plan with respect to the number of awards which may be granted thereunder; (B) the number of our shares of common stock or other securities which may be issued in respect of awards or with respect to which awards may be granted under our 2015 Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Compensation Committee (which if applicable may be based upon the price per share of common stock received or to be received by other holders of our stock in such event), including, without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards. An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Compensation Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue, or terminate our 2015 Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our 2015 Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2015 Plan (except for adjustments in connection with certain corporate events) or (iii) it would materially modify the requirements for participation in our 2015 Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided that without stockholder approval, except as otherwise permitted in our 2015 Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Compensation Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right and (iii) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Compensation Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (i) options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become payable or distributable).

Clawback/Forfeiture. An award agreement may provide that the Compensation Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Compensation Committee in its sole discretion. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

Director Compensation

For fiscal 2014, among our directors, we only provided compensation to our Chairman Bill Bishop, Frances Frei and Amy Schulman. All of our directors are reimbursed for their reasonable out-of-pocket expenses related to their service as a member of the Board of Directors or one of its committees.

For his service as Chairman of the Board of Directors in 2014, Bill received an annual retainer of $174,580, which was paid on a twice a month basis. As Chairman of the Board of Directors, Bill also participated in the Company’s fiscal 2014 annual incentive compensation plan. See “—Annual Cash Incentive Compensation.” For fiscal 2014, Bill’s target bonus opportunity as a percentage of his cash compensation was 75% and his maximum bonus opportunity as a percentage of target was 200%. Bill also received Company-paid life insurance premiums and a car allowance for fiscal 2014.

Frances Frei and Amy Schulman joined our Board of Directors in November 2014 and were paid the pro-rated portion of their $145,000 annual retainer.

Director Compensation for Fiscal 2014

The following table sets forth information concerning the compensation of our directors (other than directors who are named executive officers) for fiscal 2014.

Name	Fees earned or paid in cash ($)	Non-equity incentive plan compensation ($) (1)	All other compensation ($) (2)	Total ($)
Bill Bishop	235,527	79,377	18,288	333,192
Philippe Amouyal	—	—	—	—
Evren Bilimer	—	—	—	—
Raymond Debbane	—	—	—	—
Michael Eck(3)	—	—	—	—
Frances Frei(4)	18,931	—	—	18,931
Aflalo Guimaraes	—	—	—	—
Amy Schulman(4)	18,931	—	—	18,931

(1)	Reflects amounts earned under the Company’s fiscal 2014 annual incentive compensation plan.

(2)	Amount reported reflects Company-paid life insurance premiums and a car allowance.

(3)	Michael Eck joined our Board of Directors in February 2015 and therefore received no compensation for fiscal 2014.

(4)	Amount reported reflects pro-rated portion of their annual retainer.

Director Compensation for Fiscal 2015

For fiscal 2015, our Chairman Bill Bishop will receive an annual retainer of $400,000 pro-rated up until our initial public offering. Michael Eck, Frances Frei and Amy Schulman will also receive an annual retainer of $145,000 up until our initial public offering. Concurrent with our initial public offering, Michael Eck, Frances Frei and Amy Schulman will receive a one-time fully-vested grant of our common stock with a three year holding restriction valued at approximately $85,000.

Subsequent to our initial public offering, our Chairman Bill Bishop will receive an annual retainer of $180,000, and each of our other directors will receive an annual retainer of $60,000 to be paid on a quarterly basis in arrears. In addition, as our Chairman, Bill will also receive an annual fully-vested grant of our common stock valued at approximately $220,000 and each of our other directors will receive a fully vested grant of our common stock valued at approximately $85,000, in each case, with a three year holding restriction. For fiscal 2015, the annual equity award will be pro-rated for the period from the expected consummation of the initial public offering to the annual shareholder meeting that is anticipated to occur in May 2016. Our Audit Committee Chairman and Audit Committee members will also receive an additional retainer of $15,000 and $7,500, respectively, to be paid on a quarterly basis in arrears. Our Compensation Committee Chairman and Compensation Committee members will also receive an additional retainer of $10,000 and $5,000, respectively, to be paid on a quarterly basis in arrears.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of June 30, 2015, (1) immediately prior to the consummation of this offering and after giving effect to the issuance of 249,163 shares of our common stock to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering and (2) as further adjusted to reflect (x) the issuance of 35,934 shares of our common stock to certain non-management employees in connection with this offering and (y) the sale of shares of our common stock offered by this prospectus by:

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;

•	each named executive officer;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person selling common stock in connection with this initial public offering.

Unless otherwise indicated, our calculation of the percentage of beneficial ownership prior to the offering is based on 195,998,174 shares of common stock, which is comprised of 195,749,011 shares of common stock outstanding as of June 30, 2015, as adjusted to reflect the issuance of 249,163 shares of our common stock to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated in the footnotes, the address of each beneficial owner named below is: c/o Blue Buffalo Pet Products, Inc., 11 River Road, Wilton, Connecticut 06897.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
Name of Beneficial Owner			Excluding exercise of the underwriters’ over-allotment option to purchase additional shares		Including exercise in full of the underwriters’ over-allotment option to purchase additional shares
	Number	Percent	Number	Percent(1)	Number	Percent(2)
Greater than 5% Stockholders
Invus, L.P.(3)	143,452,150	73.19%	121,934,327	62.20%	118,673,750	60.53%
Christopher T. Bishop(4)(5)(12)(14)	23,888,788	12.19%	20,305,469	10.36%	19,762,490	10.08%
The Bishop Family Limited Partnership(5)	19,924,846	10.17%	16,936,119	8.64%	16,483,239	8.41%
Named Executive Officers and Directors:
Kurt T. Schmidt(6)	1,204,954	0.61%	1,024,211	0.52%	996,823	0.51%
William W. Bishop, Jr.(5)(7)(12)	22,689,272	11.58%	19,285,881	9.84%	18,770,166	9.57%
Michael Nathenson(8)	321,316	0.16%	273,119	0.14%	265,815	0.14%
William W. Bishop	—	—	—	—	—	—
Raymond Debbane(9)	—	—	—	—	—	—
Philippe Amouyal(9)	—	—	—	—	—	—
Evren Bilimer(9)	—	—	—	—	—	—
Aflalo Guimaraes(9)	—	—	—	—	—	—
Michael A. Eck	—	—	—	—	—	—
Frances Frei	—	—	—	—	—	—
Amy Schulman	—	—	—	—	—	—
All executive officers and directors as a group (11 persons)	24,215,542	12.36%	20,583,211	10.50%	20,032,804	10.22%
Other Selling Stockholders
Green Family Limited Partnership(10)	6,452,409	3.29%	5,484,548	2.80%	5,337,888	2.72%
R&K Edwards Investments, LLC(11)	6,452,409	3.29%	5,484,548	2.80%	5,337,888	2.72%
The Orca Trust(12)	1,935,099	*	1,644,834	*	1,600,850	*
Timothy B. Smith(13)(18)(29)	1,518,971	*	1,291,126	*	1,256,599	*
American Phoenix Trust(14)	1,420,192	*	1,207,163	*	1,174,883	*
Charles Huffman(15)(28)	1,269,874	*	1,079,393	*	1,050,529	*
John-Matthew Roth(16)(30)	1,269,873	*	1,079,392	*	1,050,528	*
David Petrie	905,247	*	769,460	*	748,884	*
Donovan 2014 Annuity Trust(17)	819,827	*	696,853	*	678,218	*
Donovan 2014 Trust(18)	819,823	*	696,850	*	678,215	*
Becker Trading Company, Inc.(19)	677,052	*	575,496	*	575,496	*
Evans 2003 Family Limited Partnership(20)	677,052	*	575,494	*	560,104	*
Richard MacLean(21)	564,575	*	479,888	*	467,055	*
Joyce Novotny	489,573	*	416,137	*	405,009	*
Anthony E. Bakker(22)	467,250	*	397,162	*	386,541	*
Jane A. Buckiewicz(23)(34)	397,185	*	337,607	*	328,580	*
Thomas K. Morton	353,866	*	300,786	*	292,742	*
Dennis J. Farrell(24)	341,388	*	290,180	*	282,420	*
David C. Hentges(25)	340,825	*	289,703	*	289,703	*
Elson R. Smith, Jr.(26)	338,528	*	287,749	*	280,054	*
Elson R. Smith III(27)	338,524	*	287,746	*	287,746	*
Huffman Family LLC(28)	325,773	*	276,907	*	269,502	*
Philip C. Cheevers	323,731	*	281,731	*	281,731	*
The Smith 2014 Exempt Trust(29)	315,000	*	267,750	*	260,589	*
Roth Family Investments LLC(30)	295,839	*	251,463	*	244,739	*
Steven B. Gold(31)	286,822	*	243,799	*	237,280	*
Jeremy Brittain	285,520	*	242,692	*	236,202	*
Nancy C. Cook Trust(32)	270,820	*	230,197	*	224,042	*
Nigel W. Cooper(33)	270,820	*	230,197	*	224,042	*
Buckiewicz 2014 Trust(34)	263,201	*	223,721	*	217,739	*
Gil Fronzaglia(35)	245,935	*	209,045	*	203,455	*
Steven M. Raleigh(36)	231,415	*	196,703	*	191,445	*
Other Selling Stockholders as a Group(37)	1,889,744	*	1,612,873	*	1,578,817	*

*	Less than 1%

(1)	Based on 196,034,108 shares of common stock that will be outstanding immediately after the completion of this offering, which includes (i) 195,749,011 shares of common stock outstanding on June 30, 2015, (ii) 249,163 shares of our common stock to be issued to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering and (iii) 35,934 shares of our common stock to certain non-management employees without cost to such employees.

(2)	Based on 196,071,126 shares of common stock that will be outstanding immediately after the completion of this offering, which includes (i) 195,749,011 shares of common stock outstanding on June 30, 2015, (ii) 249,163 shares of our common stock to be issued to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering, (iii) 35,934 shares of our common stock to be issued to certain non-management employees without cost to such employees and (iv) 37,018 shares of our common stock to be issued to holders of stock options under the 2012 Plan upon exercise thereof, which shares are to be sold in this offering if the underwriters’ over-allotment to purchase additional shares is exercised in full.
(3)	Invus Advisors, L.L.C., or Invus Advisors, is the general partner of Invus, L.P. Artal International S.C.A. is the managing member of Invus Advisors. Artal International Management S.A. is the managing partner of Artal International S.C.A. Artal Group S.A. is the sole stockholder of Artal International Management S.A. Westend S.A. is the sole stockholder of Artal Group S.A. Stichting Administratiekantoor Westend, or the Stichting, is the sole stockholder of Westend S.A. Pascal Minne is the sole member of the board of the Stichting. Accordingly, each of Invus Advisors, Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A., the Stichting and Pascal Minne may be deemed to beneficially own the shares of common stock held of record by Invus, L.P. The address of Invus, L.P. and Invus Advisors is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend S.A. is 10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg. The address of the Stichting is De Boelelaan 7, NL-1083 HJ Amsterdam, The Netherlands. The address of Pascal Minne is Place Ste. Gudule, 19, B-1000, Bruxelles, Belgium.
(4)	Includes (i) 608,651 shares of common stock held by Christopher T. Bishop, (ii) 1,420,192 shares of common stock held by the American Phoenix Trust, (iii) 19,924,846 shares of common stock held by The Bishop Family Limited Partnership and (iv) 1,935,099 shares of common stock held by The Orca Trust. Christopher T. Bishop is the sole trustee of the American Phoenix Trust and has voting and investment power over the shares of common stock held by the American Phoenix Trust. Christopher T. Bishop is a primary beneficiary of The William W. Bishop Children’s Spray Trust, or the Bishop Trust, which is the general partner of The Bishop Family Limited Partnership, and, collectively with William W. Bishop, Jr., our President and Chief Operating Officer, has the ability to remove and replace the trustee of the Bishop Trust. As a result, Christopher T. Bishop may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. Christopher T. Bishop disclaims beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. Christopher T. Bishop is the protector of The Orca Trust and has the ability to remove the trustee. As a result, Christopher T. Bishop may be deemed to possess beneficial ownership of the shares of common stock held by The Orca Trust. Christopher T. Bishop disclaims beneficial ownership of the shares of common stock held by The Orca Trust.
(5)	Stephen Saft is the sole trustee of the Bishop Trust, which is the general partner of The Bishop Family Limited Partnership. Accordingly, Stephen Saft may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. Stephen Saft disclaims beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. and Christopher T. Bishop are the primary beneficiaries of the Bishop Trust and they collectively have the ability to remove and replace the trustee of the Bishop Trust. As a result, William W. Bishop, Jr. and Christopher T. Bishop may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. and Christopher T. Bishop each disclaim beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership.
(6)	Includes 1,024,211 shares of common stock underlying stock options exercisable within 60 days of the date of this prospectus held by Kurt T. Schmidt.
(7)	Includes (i) 829,327 shares of common stock held by William W. Bishop, Jr., (ii) 19,924,846 shares of common stock held by The Bishop Family Limited Partnership and (iii) 1,935,099 shares of common stock held by The Orca Trust. William W. Bishop, Jr. is a primary beneficiary of the Bishop Trust, which is the general partner of The Bishop Family Limited Partnership, and, collectively with Christopher T. Bishop, has the ability to remove and replace the trustee of the Bishop Trust. As a result, William W. Bishop, Jr. may be deemed to possess beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. disclaims beneficial ownership of the shares of common stock held by The Bishop Family Limited Partnership. William W. Bishop, Jr. is the sole trustee of The Orca Trust and has voting and investment power over the shares of common stock held by The Orca Trust.
(8)	Includes 273,119 shares of common stock underlying stock options exercisable within 60 days of the date of this prospectus held by Michael Nathenson.
(9)	Raymond Debbane, Philippe Amouyal, Evren Bilimer and Aflalo Guimaraes are each officers of Invus Advisors, but each disclaims beneficial ownership of the shares beneficially owned by Invus, L.P. The address for each of Raymond Debbane, Philippe Amouyal, Evren Bilimer and Aflalo Guimaraes is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022.
(10)	Green Family LLC is the general partner of the Green Family Limited Partnership. Leonard Green is the sole member of Green Family LLC. Accordingly, Leonard Green may be deemed to beneficially own the shares of common stock held by the Green Family Limited Partnership. The address of the Green Family Limited Partnership, Green Family LLC and Leonard Green is 900 Rte. 9 North, Ste. 601, Woodbridge, NJ 07095.
(11)	Ronald L. Edwards is the sole manager of R&K Edwards Investments, LLC and has voting and investment power over the shares of common stock held by R&K Edwards Investments, LLC. The address of R&K Edwards Investments, LLC and Ronald L. Edwards is 536 Point Lane, Vero Beach, FL 32963.
(12)	William W. Bishop, Jr., is the sole trustee of The Orca Trust and has voting and investment power over the shares of common stock held by The Orca Trust. Christopher T. Bishop is the protector of The Orca Trust and has the ability to remove and replace the trustee. As a result, Christopher T. Bishop may be deemed to possess beneficial ownership of the shares of common stock held by The Orca Trust. Christopher T. Bishop disclaims beneficial ownership of the shares of common stock held by The Orca Trust.

(13)	Includes (i) 226,648 shares of common stock held by Timothy B. Smith, (ii) 315,000 shares of common stock held by The Smith 2014 Exempt Trust, (iii) 157,500 shares of common stock held by The Cooper 2014 Exempt Trust and (iv) 819,823 shares of common stock held by the Donovan 2014 Trust. Timothy B. Smith, the settlor, has the ability to remove and replace the trustee of The Smith 2014 Exempt Trust and substitute trust assets and, as a result, may be deemed to possess beneficial ownership of the shares of common stock held by The Smith 2014 Exempt Trust. Timothy B. Smith is the sole trustee of The Cooper 2014 Exempt Trust and the Donovan 2014 Trust and has voting and investment power over the shares of common stock held by such trusts. As a result, Timothy B. Smith may be deemed to possess beneficial ownership of the shares of common stock held by The Cooper 2014 Exempt Trust and the Donovan 2014 Trust. Timothy B. Smith disclaims beneficial ownership of the shares of common stock held by The Cooper 2014 Exempt Trust and the Donovan 2014 Trust. The address of Timothy B. Smith is 2520 Raven Drive, Sullivan’s Island, SC 29482.
(14)	Christopher T. Bishop is the sole trustee of the American Phoenix Trust and has voting and investment power over the shares of common stock held by the American Phoenix Trust.
(15)	Includes (i) 944,101 shares of common stock held by Charles Huffman and (ii) 325,773 shares of common stock held by Huffman Family LLC. Charles Huffman is the sole manager of Huffman Family LLC and has voting and investment power over the shares of common stock held by Huffman Family LLC.
(16)	Includes (i) 974,034 shares of common stock held by John-Matthew Roth and (ii) 295,839 shares of common stock held by Roth Family Investments LLC. John-Matthew Roth is the managing member of Roth Family Investments LLC and has voting and investment power over the shares of common stock held by Roth Family Investments LLC.
(17)	Thomas C. Donovan is the sole trustee of the Donovan 2014 Annuity Trust and has voting and investment power over the shares of common stock held by the Donovan 2014 Annuity Trust.
(18)	Timothy B. Smith is the sole trustee of the Donovan 2014 Trust and has voting and investment power over the shares of common stock held by the Donovan 2014 Trust. As a result, Timothy B. Smith may be deemed to possess beneficial ownership of the shares of common stock held by the Donovan 2014 Trust. Timothy B. Smith disclaims beneficial ownership of the shares of common stock held by the Donovan 2014 Trust. Thomas C. Donovan is the grantor under the Donovan 2014 Trust and has the ability to appoint a protector of the Donovan 2014 Trust who has the ability to remove and replace the trustee. As a result, Thomas C. Donovan may be deemed to possess beneficial ownership of the shares of common stock held by the Donovan 2014 Trust.
(19)	R. William Becker is the sole shareholder of Becker Trading Company, Inc. and has voting and investment power over the shares of common stock held by Becker Trading Company, Inc. The address of Becker Trading Company, Inc. and R. William Becker is 582 Beachland Blvd., Suite 300, Vero Beach, FL 32963.
(20)	J.E. Evans, Jr. Revocable Trust and J.E. Evans, III, Revocable Trust are the general partners of the Evans 2003 Family Limited Partnership. J.E. Evans, Jr. is the trustee of the J.E. Evans, Jr. Revocable Trust and J.E. Evans, III is the trustee of the J.E. Evans, III, Revocable Trust. Accordingly, each of J.E. Evans, Jr. and J.E. Evans, III may be deemed to possess beneficial ownership of the shares of common stock held by the Evans 2003 Family Limited Partnership. The address of the Evans 2003 Family Limited Partnership, J.E. Evans, Jr. Revocable Trust, J.E. Evans, III, Revocable Trust, J.E. Evans, Jr. and J.E. Evans, III is 660 Beachland Blvd., Suite 301, Vero Beach, FL 32963.
(21)	Includes (i) 366,697 shares of common stock held by Richard MacLean and (ii) 197,878 shares of common stock held by R.E. MacLean, LLC. Richard MacLean is the sole manager of R.E. MacLean, LLC and has voting and investment power over the shares of common stock held by R.E. MacLean, LLC.
(22)	The address of Anthony E. Bakker is 5795 Selkirk Plantation Road, Wadmalaw Island, SC 29487.
(23)	Includes (i) 133,984 shares of common stock held by Jane A. Buckiewicz and (ii) 263,201 shares of common stock held by the Buckiewicz 2014 Trust. Jane A. Buckiewicz is the settlor under the Buckiewicz 2014 Trust and has the ability to appoint a protector of the trust who has the ability to remove and replace the trustee. As a result, Jane A. Buckiewicz may be deemed to possess beneficial ownership of the shares of common stock held by the Buckiewicz 2014 Trust.
(24)	The address of Dennis J. Farrell is 9812 SE Crape Myrtle Court, Hobe Sound, FL 33455.
(25)	The address of David C. Hentges is 6124 S.W. 38th Street, Topeka, KS 66610.
(26)	The address of Elson R. Smith III is 1320 Little Harbour Drive, Vero Beach, FL 32963.
(27)	The address of Elson R Smith, Jr. is 649 Lake Drive, Vero Beach, FL 32963.
(28)	Charles Huffman is the sole manager of Huffman Family LLC and has voting and investment power over the shares of common stock held by Huffman Family LLC.
(29)	Gary F. Thornhill is the sole trustee of The Smith 2014 Exempt Trust and has voting and investment power over the shares of common stock held by The Smith 2014 Exempt Trust. As a result, Gary F. Thornhill may be deemed to possess beneficial ownership of the shares of common stock held by The Smith 2014 Exempt Trust. Gary F. Thornhill disclaims beneficial ownership of the shares of common stock held by The Smith 2014 Exempt Trust. Timothy B. Smith, the settlor, has the ability to remove and replace the trustee of The Smith 2014 Exempt Trust and substitute trust assets and, as a result, may be deemed to possess beneficial ownership of the shares of common stock held by The Smith 2014 Exempt Trust. The address of The Smith 2014 Exempt Trust is c/o J.P. Wealth Management, Inc., 3401 Salterbeck Court, Suite 202, Mt. Pleasant, SC 29466 and the address of Timothy B. Smith is 2520 Raven Drive, Sullivan’s Island, SC 29482.
(30)	John-Matthew Roth is the managing member of Roth Family Investments LLC and has voting and investment power over the shares of common stock held by Roth Family Investments LLC.
(31)	The address of Steven B. Gold is 648 Bayview Drive, Longboat Key, FL 34228.
(32)	Nancy C. Cook is the sole trustee of the Nancy C. Cook Trust and has voting and investment power over the shares of common stock held by the Nancy C. Cook Trust. The address of the Nancy C. Cook Trust and Nancy C. Cook is 3213 Ocean Drive, Vero Beach, FL 32963.

(33)	Includes (i) 113,320 shares of common stock held by Nigel W. Cooper and (ii) 157,500 shares of common stock held by The Cooper 2014 Exempt Trust. Nigel W. Cooper, the settlor, has the ability to remove and replace the trustee of The Cooper 2014 Exempt Trust and substitute trust assets and, as a result, may be deemed to possess beneficial ownership of the shares of common stock held by The Cooper 2014 Exempt Trust. The address of Nigel W. Cooper is 86 Murray Boulevard, Charleston, SC 29401.
(34)	Lynn Corrigan is the sole trustee of the Buckiewicz 2014 Trust and has voting and investment power over the shares of common stock held by the Buckiewicz 2014 Trust. As a result, Lynn Corrigan may be deemed to possess beneficial ownership of the shares of common stock held by the Buckiewicz 2014 Trust. Lynn Corrigan disclaims beneficial ownership of the shares of common stock held by the Buckiewicz 2014 Trust. Jane A. Buckiewicz is the settlor under the Buckiewicz 2014 Trust and has the ability to appoint a protector of the trust who has the ability to remove and replace the trustee. As a result, Jane A. Buckiewicz may be deemed to possess beneficial ownership of the shares of common stock held by the Buckiewicz 2014 Trust.
(35)	The address of Gil Fronzaglia is 504 Marine Street, Boulder, CO 80302.
(36)	Includes (i) 3,570 shares of common stock underlying stock options exercisable within 60 days of the date of this prospectus held by Steven M. Raleigh and (ii) 17,215 shares of common stock held by BisMo LLC. Steven M. Raleigh is the sole manager of BisMo LLC and has voting and investment power over the shares of common stock held by BisMo LLC.
(37)	Shares shown in the table include shares owned by the selling stockholders other than those named in the table that in the aggregate beneficially own less than 1% of our common stock as of June 30, 2015.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price of our common stock to decline.”

Upon completion of this offering, we will have a total of 196,034,108 shares of our common stock outstanding. Of the outstanding shares, the shares sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding 166,514,447 shares of common stock held by our existing stockholders after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act, which we summarize below.

Lock-up Agreements

There are approximately 166,514,447 shares of common stock (including options) held by executive officers, directors and our existing stockholders, who are subject to lock-up agreements for a period of 180 days after the date of this prospectus, under which they have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to any such lock-up agreements. See “Underwriting—Lock-up.”

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which equals approximately 1,960,341 shares immediately after this offering, or the average reported weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice of the sale on Form 144A.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person who is not deemed to be or have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell such shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2015 Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 22,432,061 shares.

Investor Rights Agreement

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Investor Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

UNDERWRITING

The selling stockholders are offering 29,483,727 shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Barclays Capital Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
LOYAL3 Securities, Inc.
BMO Capital Markets Corp.

Total	29,483,727

The underwriters are committed to purchase all the common shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares being sold by the selling stockholders directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Option to Purchase Additional Shares

The underwriters have an option to buy up to 4,422,559 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. Any shares purchased by the underwriters will be allocated among the selling stockholders on a pro rata basis based on the number of shares such selling stockholder has agreed to sell pursuant to the over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $         per share of common stock sold by the selling stockholders. No underwriting fee will be paid with respect to the shares to be issued by us to certain non-management employees. See “—The LOYAL3 Platform” below. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Paid by the selling stockholders	Without exercise of over-allotment option to purchase additional shares	With full exercise of over- allotment option to purchase additional shares

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $6.6 million. We have agreed to reimburse the underwriters for certain expenses in an amount up to $90,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Lock-up

We will agree that we will not, subject to certain exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold or issued hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity incentive plans.

Our executive officers, directors and all our existing stockholders, including the selling stockholders, will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., subject to certain exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, other than the shares sold or issued in this offering.

Listing

We have applied to have our common stock approved for listing on NASDAQ under the symbol “BUFF.”

Price Stabilization and Short Positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that may adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

New Issue of Securities

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters have informed us that they do not expect to sell more than 5% of the common stock in the aggregate to accounts over which they exercise discretionary authority.

The LOYAL3 Platform

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus to be offered to certain non-management employees and our customers, partners and individual investors through the LOYAL3 platform. Any purchases of shares in this offering through the LOYAL3 platform will be at the initial public offering price, will be fee-free to investors and will be in dollar amounts that may include fractional shares. The LOYAL3 platform is designed to facilitate participation of individual purchasers in initial public offerings in amounts starting at $100. Individual investors in the United States who are interested in purchasing shares of common stock in this offering though the LOYAL3 platform may go to LOYAL3’s website for information about how to become a customer of LOYAL3, which is required to purchase shares of common stock through the LOYAL3 platform. Sales of our common stock by investors using the LOYAL3 platform will be completed through a batch or combined order process typically only once per day. The LOYAL3 platform and information on the LOYAL3 website do not form a part of this prospectus. The LOYAL3 platform is administered by LOYAL3 Securities, Inc., which is a U.S.-registered broker-dealer unaffiliated with the Company. LOYAL3 Securities, Inc. is acting as a co-manager for our offering.

Up to 35,934 of the shares offered through the LOYAL3 platform will be allocated among approximately 1,700 non-management employees in amounts determined by us. Such employees will not be required to pay for these shares, and we will make payments to such employees in amounts estimated by us to be sufficient to pay the income and payroll taxes arising from the receipt of the shares (valued at the initial public offering price) and the associated taxes on such payments. These shares will not be subject to lock-up agreements with the underwriters and may be resold in the public market immediately after this offering.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, affiliates of certain of the underwriters are lenders, and in some cases agents or managers for the lenders under our senior secured credit facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Blue Buffalo Pet Products, Inc.:

We have audited the accompanying consolidated balance sheets of Blue Buffalo Pet Products, Inc. and subsidiaries, as of December 31, 2013 and 2014, and the related consolidated statements of income, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blue Buffalo Pet Products, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Stamford, Connecticut

March 11, 2015, except as to

Note 2, which is as of July 7, 2015

Blue Buffalo Pet Products, Inc.

Consolidated Balance Sheets

(dollars in thousands, except for share data)

	December 31, 2013	December 31, 2014
ASSETS

Current assets:
Cash and cash equivalents	$42,874	$95,788
Receivables, net	52,375	78,620
Inventories	67,874	88,620
Prepaid expenses and other current assets	1,475	3,351
Deferred income taxes	2,082	5,696

Total current assets	166,680	272,075

Restricted cash	123	473
Property, plant, and equipment, net	85,830	113,863
Deferred income taxes	1,322	—
Deferred debt issuance costs, net	439	317
Other assets	403	444

Total assets	$254,797	$387,172

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current maturities of long-term debt	$3,960	$3,960
Accounts payable	23,253	33,163
Other current liabilities	22,763	27,013

Total current liabilities	49,976	64,136

Long-term debt	391,057	387,097
Deferred income taxes	—	17,128
Other long-term liabilities	4,849	6,108

Total liabilities	445,882	474,469

Commitments and contingencies
Stockholders’ deficit:
Common stock, voting; $0.01 par value; 207,060,000 shares authorized; 195,720,894 and 195,743,154 shares issued and outstanding at December 31, 2013 and December 31, 2014, respectively	1,957	1,957
Additional paid-in capital	55,826	57,683
Accumulated deficit	(248,868)	(146,937)

Total stockholders’ deficit	(191,085)	(87,297)

Total liabilities and stockholders’ deficit	$254,797	$387,172

The accompanying notes are an integral part of the consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Consolidated Statements of Income

(dollars in thousands, except for share data)

	Year Ended December 31,
	2012	2013	2014
Net sales	$522,999	$719,509	$917,760
Cost of sales	311,050	421,897	550,893

Gross profit	211,949	297,612	366,867
Selling, general, and administrative expenses	93,539	138,986	187,864

Operating income	118,410	158,626	179,003
Interest expense	10,209	20,640	13,887
Loss on extinguishment of debt	—	15,918	—
Interest income	(152)	(125)	(173)

Income before income taxes	108,353	122,193	165,289
Provision for income taxes	42,853	43,957	63,358

Net income	$65,500	$78,236	$101,931

Basic net income per common share	$0.34	$0.40	$0.52
Diluted net income per common share	$0.33	$0.40	$0.52
Dividends declared and paid per common share	$2.05	$—	$—

Basic weighted average number of shares outstanding	195,298,147	195,619,943	195,735,309
Diluted weighted average number of shares outstanding	195,707,975	196,559,084	197,852,932

The accompanying notes are an integral part of the consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Consolidated Statement of Changes in Stockholders’ Deficit

(dollars in thousands, except for share data)

	Common shares outstanding	Common stock	Additional paid-in capital	Notes receivable	(Accumulated deficit) retained earnings	Total
Balance at December 31, 2011	$195,127,220	$1,951	$53,782	$(1,545)	$7,396	$61,584

Exercise of stock options	336,735	3	134	—	—	137
Stock-based compensation expense	—	—	366	—	—	366
Notes receivable (Note 7)	—	—	—	1,545	—	1,545
Dividends declared	—	—	—	—	(400,000)	(400,000)
Net income	—	—	—	—	65,500	65,500

Balance at December 31, 2012	195,463,955	1,954	54,282	—	(327,104)	(270,868)

Exercise of stock options	256,939	3	124	—	—	127
Stock-based compensation expense	—	—	1,420	—	—	1,420
Net income	—	—	—	—	78,236	78,236

Balance at December 31, 2013	195,720,894	1,957	55,826	—	(248,868)	(191,085)

Exercise of stock options	22,260	—	37	—	—	37
Stock-based compensation expense		—	1,820	—	—	1,820
Net income	—	—	—	—	101,931	101,931

Balance at December 31, 2014	$195,743,154	$1,957	$57,683	$—	$(146,937)	$(87,297)

The accompanying notes are an integral part of the consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income	$65,500	$78,236	$101,931
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,207	1,286	4,860
Amortization of debt issuance costs and accretion of original issue discount	740	2,511	122
Stock-based compensation	366	1,420	1,820
Deferred compensation	389	(181)	115
Loss on extinguishment of debt	—	14,928	—
Loss on disposal of fixed assets	—	168	55
Deferred income taxes	1,326	(230)	14,835
Insurance settlement receivable	2,275	—	—
Effect of changes in operating assets and liabilities:
Receivables	(12,223)	(17,264)	(26,245)
Inventories	(4,606)	(23,062)	(20,746)
Prepaid expenses and other assets	2,256	(864)	(1,917)
Accounts payable	4,328	2,612	9,910
Other liabilities	2,799	9,442	5,395

Net cash provided by operating activities	64,357	69,002	90,135

Cash flows from investing activities:
Capital expenditures	(22,787)	(63,507)	(32,948)
Restricted cash	—	203	(350)

Net cash used in investing activities	(22,787)	(63,304)	(33,298)

Cash flows from financing activities:
Proceeds from issuance of debt	393,000	—	—
Payment of debt issuance costs	(6,879)	(4,738)	—
Principal payments on long-term debt	(1,000)	(3,983)	(3,960)
Dividends paid	(398,389)	—	—
Proceeds from exercise of stock options	71	127	37

Net cash used in financing activities	(13,197)	(8,594)	(3,923)

Net increase in cash and cash equivalents	28,373	(2,896)	52,914
Cash and cash equivalents at beginning of period	17,397	45,770	42,874

Cash and cash equivalents at end of period	$45,770	$42,874	$95,788

The accompanying notes are an integral part of the consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements

Note 1 – The Company

Blue Buffalo Pet Products, Inc. (“BBPP”) and together with its subsidiaries, the “Company,” “we,” “us,” “its,” and “our”) conducts its business exclusively through its wholly-owned operating subsidiary, Blue Buffalo Company, Ltd. (“Blue”) (formerly The Blue Buffalo Company, LLC) and its subsidiaries. Blue was formed in August 2002 and is the parent company of three wholly-owned subsidiaries, Great Plains Leasing, LLC, Heartland Pet Foods Manufacturing, Inc. (“Heartland”), and Sierra Pet Products, LLC. Blue and its subsidiaries develop, produce, market, and sell pet food under the Blue Life Protection Formula, Blue Wilderness, Blue Basics, and Blue Freedom lines. Our products are produced domestically at our Heartland facility and through contract manufacturers for distribution to retailers in specialty channels throughout the United States of America and Canada.

In July 2012, Blue formed Heartland for the purpose of commencing internal manufacturing operations to eventually supplement its contract manufacturers. We recently commenced manufacturing operations at our Heartland facility in Joplin, Missouri in September 2014.

Also in July 2012, BBPP and Blue Pet Products, Inc. (“BPP”) were established through a series of stock exchanges and transfers. In connection therewith, the existing stockholders of Blue became the stockholders of BBPP with the same pro-rata ownership percentage previously held in Blue and whereby BBPP owns 100% of the common stock of BPP and BPP owns 100% of the common stock of Blue.

Note 2 – Basis of Presentation

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of BBPP and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Stock Split

On July 7, 2015, the Company effected a 4.2-for-1 stock split of all outstanding shares of the Company’s common stock. All share, option, and per share information presented in the accompanying consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented and all share information is rounded down to the nearest whole share after reflecting the stock split.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments purchased with original maturities of three months or less. Cash and cash equivalents consist of both interest and non-interest bearing accounts. At December 31, 2014, we had three accounts in excess of the federal deposit insurance limit.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

Restricted Cash

We are required to maintain a cash deposit with the lender of our standby letters of credit equal to the amount of the outstanding letters of credit. As of December 31, 2013 and 2014, the Company had outstanding irrevocable standby letters of credit in the amount of approximately $0.1 million and $0.5 million, respectively, issued by TD Bank. These letters of credit are being maintained as security for performance of certain of the Company’s operating lease obligations. The letters of credit are automatically renewed on an annual basis sixty days prior to expiration.

Receivables

Trade receivables consist of uncollateralized, non-interest bearing customer obligations due under normal trade terms. Other receivables consist primarily of reimbursable amounts due from co-manufacturers for packaging of $7.2 million and $4.4 million and income tax receivables of $7.9 million and $18.2 million at December 31, 2013 and 2014, respectively. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and other actual and estimated deductions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. Past due balances are reviewed individually for collectability. As of December 31, 2013 and 2014, the allowance for doubtful accounts was immaterial.

Receivables consisted of the following at December 31:

(dollars in thousands)	2013	2014
Trade receivables, net	$37,236	$54,647
Other receivables	15,139	23,973

Total	$52,375	$78,620

We are exposed to concentration of credit risk by our customers. Approximately 80% and 72% of gross trade accounts receivable at December 31, 2013 and December 31, 2014, respectively, were from our two largest customers. In 2013 and 2014, two customers accounted for 10% or more of our consolidated net sales. Sales to these customers represented 58% and 20% of net sales for the year ended December 31, 2012, 53% and 22% of net sales for the year ended December 31, 2013, and 49% and 24% of net sales for the year ended December 31, 2014.

Inventories

Inventories, consisting principally of finished goods available for resale and packaging materials, are stated at the lower of cost or market value. We provide reserves for estimated obsolescence based on specific identification. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, we may require additional reserves.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful life of the assets as follows: computer equipment over 3 years, computer software over 5 years, furniture and fixtures over 5 years, machinery and equipment from 5 to 15 years, and buildings, building improvements and land improvements over 40 years. Computer software consists primarily of third-party software acquired and developed for internal use and is accounted for in accordance with accounting guidance on internal use software. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or related lease term.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

When fixed assets are sold or otherwise disposed of, the accounts are relieved of the original cost of the assets and the related accumulated depreciation, and any resulting profit or loss is credited or charged to operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets are considered impaired if the estimated undiscounted future cash flows of the asset or asset group are less than the carrying amount. For impaired assets, we measure and recognize a loss equal to the difference between the carrying amount of the asset or asset group and its estimated fair value.

Deferred Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense using the effective interest method. During the third quarter of 2012, in connection with our entering into and borrowing under the facility (see Note 5), we recorded approximately $5.7 million of debt issuance costs to be amortized over the weighted-average term of the credit facility (7 years). In addition, in connection with the amendment to the credit facility during the fourth quarter of 2012, we recorded an additional $1.2 million of debt issuance costs, which are being amortized over the remaining term of the term loan facility (6.7 years).

During the first quarter of 2013, the Company amended its credit facility and recorded approximately $4.7 million of additional deferred debt issuance costs, which are being amortized over the remaining life of the credit facility. In addition, the Company recorded $0.5 million related to bank and legal fees paid to third parties to execute the amendments, which is included in interest expense.

During the fourth quarter of 2013, the Company executed another amendment which resulted in extinguishment accounting and as a result, approximately $9.2 million of unamortized debt issuance costs were written off to interest expense (see Note 5).

Amortization expense for deferred debt issuance costs was approximately $1.6 million and $0.1 million for the years ended December 31, 2013 and 2014, respectively.

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, we manage our business on the basis of one reportable operating segment.

Net sales in the United States (“US”) for 2012, 2013, and 2014 were $502.0 million, $694.4 million, and $886.6 million, respectively. Net sales outside the US for 2012, 2013, and 2014, denominated in US dollars, were $21.0 million, $25.1 million, and $31.2 million, respectively. All of our long-lived assets are located in the United States.

Revenue Recognition

Revenue consists of sales to customers, net of returns, discounts, and trade promotions. Sales are recognized when persuasive evidence of an arrangement exists, the product has been shipped, when title passes, when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectability is reasonably assured. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the product has reached the specified customer.

Trade promotions, consisting primarily of temporary price reductions, consumer coupons, product placement fees, advertising allowances, and other rebates are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized at the later of the date on

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

which the Company recognizes the related revenue or the date on which the Company offers the incentive. Most of these arrangements have terms of approximately one year. Accruals for expected payouts under these programs are included in other current liabilities on the accompanying consolidated balance sheets.

Shipping and Handling

Shipping and handling costs include related third-party labor, warehousing, and shipping costs, shipping supplies, and certain distribution overhead. Our shipping and handling costs are included within cost of sales in the accompanying consolidated statements of income.

Vendor Concentration

We are exposed to concentration of supplier risk with our vendors. While the Company purchases products from many different manufacturers and suppliers, approximately 73%, 69%, and 68% of the Company’s cost of sales in 2012, 2013, and 2014, respectively, were derived from products purchased from the Company’s five largest manufacturers.

Advertising

Advertising costs, including production costs of television, print, and other advertisements, are expensed as incurred, shown or distributed. Advertising costs are included in selling, general, and administrative expenses in the accompanying consolidated statements of income and approximated $32.9 million, $57.7 million, and $81.1 million for the years ended December 31, 2012, 2013, and 2014, respectively.

Research and Development

We engage in a variety of research and development activities principally to develop new products and improve the quality of existing products. Research and development costs are expensed as incurred. Research and development costs were $1.6 million, $4.6 million, and $7.6 million for the years ended December 31, 2012, 2013, and 2014, respectively, and are reported within selling, general and administrative expenses in the accompanying consolidated statements of income.

Stock-based Compensation

In accordance with the fair value recognition provisions of accounting guidance on share-based payments, we recognize stock-based compensation expense for our share-based payments based on the fair value of the awards at the grant date. The fair value of our stock option grants is determined using the Black-Scholes option pricing model. Stock-based compensation expense is recognized on a straight-line basis over the vesting period of the stock-based award. See Note 12 for further details.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Where applicable, interest and penalties related to unrecognized tax benefits are recognized within income tax expense, respectively.

Supplemental Cash Flow Information

Interest paid in cash approximated $9.5 million, $20.0 million, and $15.7 million for the years ended December 31, 2012, 2013, and 2014, respectively. Income taxes paid in cash approximated $40.3 million, $50.4 million, and $60.4 million for the years ended December 31, 2012, 2013, and 2014, respectively.

The Company has engaged in non-cash financing activities related to the issuance of notes to employees and the related settlement of those notes in 2012 (see Note 7 for further details).

Recently Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which amends ASC 740, “Income Taxes.” The amendments provide guidance on the financial statement presentation of an unrecognized tax benefit as either a reduction of a deferred tax asset or as a liability, when a net operating loss carryforward, similar tax loss or a tax credit carryforward exists. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and may be applied on either a prospective or retrospective basis with early adoption permitted. As of December 31, 2013, the Company has adopted these provisions prospectively, which did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue Recognition, which provides for a single five-step model to be applied to all revenue contracts with customers. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the standard. There is no option for early adoption. The provisions of this guidance will be effective as of the beginning of our 2017 fiscal year. We are currently evaluating the impact of the guidance on our financial statements and have not yet selected a transition approach to implement the standard.

Note 3 – Inventories

Inventories consisted of the following at December 31:

(dollars in thousands)	2013	2014
Finished goods	$65,629	$83,904
Work in process	—	90
Raw materials	—	3,136
Packaging and supplies	2,245	1,490

Total	$67,874	$88,620

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 4 – Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31:

(dollars in thousands)	2013	2014
Computer software	$440	$8,056
Computer equipment	1,828	3,589
Buildings	—	58,846
Machinery and equipment	2,381	44,702
Furniture and fixtures	1,306	1,429
Leasehold improvements	642	1,051
Buildings improvements	—	86
Land	346	346
Land improvements	—	784
Construction in progress	81,302	2,169

	88,245	121,058
Accumulated depreciation and amortization	(2,415)	(7,195)

Total	$85,830	$113,863

Depreciation and amortization expense was approximately $1.2 million for the year ended December 31, 2012, approximately $1.3 million for the year ended December 31, 2013, and approximately $4.9 million for the year ended December 31, 2014.

During 2013, Heartland and Jasper County, Missouri (“Jasper”) entered into an agreement pursuant to which Jasper agreed to issue up to an aggregate principal amount of $55 million of industrial revenue bonds (“Bonds”) to be purchased by Heartland. Jasper is using the proceeds from the Bonds to purchase manufacturing equipment from Heartland, which will then be leased back to Heartland. As Heartland will become the owner of the equipment at the end of the lease term, the lease meets the requirements of a capital lease and the equipment is being recorded as property, plant, and equipment. The Company has the right and intends to set-off any obligation to make payments under the lease agreements with the proceeds due from the Bonds. As of December 31, 2013 and 2014, Jasper had issued, and Heartland had purchased, $16.6 million and $55.0 million, respectively, of industrial revenue bonds and Jasper had purchased from, and leased back to, Heartland certain manufacturing equipment for a corresponding amount.

Note 5 – Long-term Debt

Long-term debt consisted of the following at December 31:

(dollars in thousands)	2013	2014
Term loan	$395,017	$391,057
Less current maturities	(3,960)	(3,960)

Total long-term debt	$391,057	$387,097

On August 8, 2012, the Company entered into a $390 million credit facility (the “Facility”) with Citibank, N.A. as the administrative agent, Citigroup Global Markets Inc. and Morgan Stanley Senior Funding, Inc. as joint lead arrangers, and Morgan Stanley Senior Funding, Inc. as syndication agent, and other financial institutions. The Facility originally consisted of a $350 million term loan facility and a $40 million revolving credit facility

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

($10 million sub-limit for letters of credit and a swing line sub-limit of $5 million). The Facility is secured by 100% of Blue’s assets and is guaranteed by its parent BPP. The term loan facility expires on August 8, 2019 and the revolving credit facility expires on August 8, 2017.

As of December 31, 2012, the term loan is presented net of the related unamortized original issue discount (“OID”), which was $7.0 million at issuance. Accretion of OID is included in interest expense and was approximately $0.9 million for the year ended December 31, 2013. In connection with the Facility, the Company recorded approximately $5.7 million of deferred debt issuance costs. Both the OID and deferred debt issuance costs are being amortized over the weighted-average term of the Facility (approximately 7 years) using the effective interest method. The proceeds from the term loan were used to fund a special dividend of $350 million to shareholders.

On December 6, 2012, the Company and its lenders amended the Facility to, among other things, provide additional term loan borrowings of $50 million and allow for the distribution of dividends of $50 million. The proceeds from the additional term loan borrowings were used to fund a special dividend of $50 million to shareholders. In connection with this amendment, the Company recorded $1.2 million of additional deferred debt issuance costs to be amortized over the remaining term of the term loan facility (approximately 6.7 years) using the effective interest method.

On February 15, 2013, the Company and its lenders entered into two amendments to re-price both the term loan and revolving credit facility (the “Amended Facility”). The term loan amendment reduced the applicable margin on the $399 million principal amount of term loan borrowings by 150 basis points and the interest rate floor by 25 basis points. The revolving credit facility amendment reduced the applicable margin on revolver borrowings by 150 basis points (there were no borrowings under this facility). In connection with the amendments, the Company incurred and recorded approximately $4.7 million of additional deferred debt issuance costs, which are being amortized over the remaining life of the Amended Facility. In addition, the Company recorded $0.5 million related to bank and legal fees paid to third parties to execute the amendments, which is included in interest expense for the year ended December 31, 2013.

On December 9, 2013, the Company and its lenders entered into an amendment to re-price the term loan. The term loan amendment reduced the applicable margin on the $396 million principal amount of term loan borrowings by 75 basis points. The revolving credit facility remained unchanged. In accordance with accounting guidance on debt modifications and extinguishments, the amended term loan was deemed substantially different and as such the modification has been treated as an extinguishment. In connection with the extinguishment, the Company recorded a loss on extinguishment of debt of $15.9 million, which consisted of unamortized debt issuance costs of $9.2 million, unamortized OID of $5.7 million, and new debt issuance costs of $1.0 million.

At December 31, 2013, we had $395.0 million of term loan borrowings (fair value of $399.9 million) at an effective interest rate of 5.27% and no outstanding borrowings under the revolving credit facility. At December 31, 2014, we had $391.0 million of term loan borrowings (fair value of $386.2 million) at an effective interest rate of 4.03% and no outstanding borrowings under the revolving credit facility. Principal payments on the term loan borrowings are due and payable in quarterly installments of approximately $1.0 million with the then expected remaining balance of $373.2 million due on August 8, 2019.

Term loan borrowings bear interest at a rate per annum equal to an applicable margin plus, at our option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Citibank, N.A., (c) the LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% and (d) a floor of 2.00% or (ii) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

to such borrowing adjusted for certain additional costs provided that LIBOR shall not be lower than 1.00%. The applicable margin for borrowings under the term loan is 2.75% with respect to LIBOR borrowings and 1.75% with respect to base-rate borrowings. At December 31, 2013 and December 31, 2014, the interest rate on the term loan was 4.00% and 3.75%, respectively.

Borrowings under the revolving credit facility bear interest at a rate per annum equal to an applicable margin based upon a leverage-based pricing grid, plus, at our option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Citibank, N.A., (c) the LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (ii) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under the revolving credit facility is 3.25% with respect to LIBOR borrowings and 2.25% with respect to base-rate borrowings. At December 31, 2013 and December 31, 2014, the interest rate on the credit facility was 4.25%.

Interest on term loan borrowings as well as any outstanding borrowings under the revolving credit facility is payable quarterly. In addition, we are required to pay a commitment fee on any unutilized commitments under the revolving credit facility. The initial commitment fee rate is 0.50% per annum and varies based upon a leverage-based pricing grid. During 2013, the Company incurred total interest expense of $22.9 million, of which $2.3 million was capitalized during the period related to the Heartland facility build out. During 2014, the Company incurred total interest expense of $15.9 million, of which $2.0 million was capitalized during the period related to the Heartland facility build out.

The Amended Facility contains both restrictive operating and financial covenants, including a secured leverage ratio (defined as, with certain adjustments, the ratio of (i) the Company’s indebtedness less unrestricted cash and cash equivalents up to $40 million to (ii) consolidated net income before interest, taxes, depreciation, and amortization) not to exceed (a) December 31, 2014 and March 31, 2015, 4.25:1.00, (b) June 30, 2015 and September 30, 2015, 4.00:1.00, and (c) if such periods ends on or after December 31, 2015, 3.75:1.00. The Amended Facility also sets forth mandatory and optional prepayment conditions, including an annual excess cash flow requirement, as defined, that may result in our use of cash to reduce our debt obligations (effective for the year ended December 31, 2013). For the years ended December 31, 2013 and 2014, the Company was not required to make an excess cash flow payment. As of December 31, 2014, the Company believes it was in compliance with its financial debt covenants.

Provisions in the Amended Facility currently restrict the ability of our operating subsidiary, Blue, from paying dividends to its ultimate parent company BBPP, unless Blue meets certain leverage ratio and minimum availability requirements under the Amended Facility.

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following at December 31:

(dollars in thousands)	2013	2014
Accrued bonuses	$9,555	$5,126
Trade promotions	9,083	10,919
Deferred compensation – current portion	1,410	1,338
Other current liabilities	2,715	9,630

Total	$22,763	$27,013

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Notes Receivable

Historically, the Company issued loans to certain employees for the express purpose of providing the employees with the financial ability to exercise vested incentive stock options. Employees with incentive stock options were provided the opportunity to borrow from the Company an amount up to 80% of the total exercise price of options that they elected to exercise during the year. Accordingly, these transactions were recorded as an offset to stockholders’ equity.

The notes accrued interest at the Mid-Term Applicable Federal Rate published by the Internal Revenue Service (1.27% at December 31, 2011) through maturity in December 2015, at which time the total balance of principal and interest was due.

During 2010, the Company issued loans totaling approximately $0.7 million. During 2011, the Company issued loans totaling approximately $0.9 million. At December 31, 2011, the balance of the receivable was approximately $1.5 million.

During the first half of 2012, the Company issued additional loans totaling approximately $0.1 million. In connection with the special dividend paid to shareholders on August 15, 2012, all outstanding notes and accrued interest in the amount of $1.6 million were settled. See Note 11 for further details on the special dividends.

Note 8 – Income Taxes

The provision for (benefit from) income taxes consisted of the following:

	For the years ended
(dollars in thousands)	December 31, 2012	December 31, 2013	December 31, 2014
Current tax provision:
Federal	$34,747	$40,127	$39,576
State	6,780	4,060	8,947

Total current provision	41,527	44,187	48,523

Deferred tax provision:
Federal	1,216	(520)	16,037
State	110	290	(1,202)

Total deferred provision (benefit)	1,326	(230)	14,835

Total provision	$42,853	$43,957	$63,358

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

A reconciliation of the federal statutory rate to our effective rate is as follows:

	For the years ended
	December 31, 2012	December 31, 2013	December 31, 2014
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.2	2.2	2.1
Non-deductible expenses	0.4	0.3	0.3
Unrecognized tax benefits	—	(1.0)	1.3
Other	(0.1)	(0.5)	(0.4)

Total	39.5%	36.0%	38.3%

The Company and its subsidiaries file income tax returns in the United States and in states and various local jurisdictions where the Company has nexus. Additionally as a result of new business activities in Canada, Mexico and Japan, foreign tax filings will be required but are not expected to be material to the 2014 tax provision.

In the normal course of business, the Company is subject to examination by taxing authorities and as of December 31, 2014 and the date of this report, the Company’s 2011 income tax return was being audited by the Internal Revenue Service (“IRS”). During 2013, the IRS completed its audit of 2010 with an immaterial assessment. There are also various state tax examinations in progress primarily attributable to state nexus matters relating to prior year amended tax returns which have been considered in the Company’s position for uncertain tax benefits. In general, tax years 2011 through 2014 are subject to an examination for U.S. Federal and tax years 2010 through 2014 for some state and local taxing jurisdictions.

As of December 31, 2012, there were no liabilities for income taxes associated with uncertain tax positions. As of December 31, 2013 and 2014, the liability for income taxes associated with uncertain tax positions was $2.7 million and $4.8 million, respectively. The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits (which excludes federal benefits of state taxes, interest, penalties, and the impact of state net operating loss carryforwards):

(dollars in thousands)
Balance at December 31, 2012	$—
Increases in uncertain tax benefits as a result of tax positions taken in the prior year	2,924
Increases in uncertain tax benefits as a result of tax positions taken in the current year	1,959

Balance at December 31, 2013	4,883
Increases in uncertain tax benefits as a result of tax positions taken in the prior year	206
Increases in uncertain tax benefits as a result of tax positions taken in the current year	2,429

Balance at December 31, 2014	$7,518

The Company recognizes interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2013, the Company recorded

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

approximately $0.1 million and $0.2 million in interest and penalties related to its unrecognized tax benefits, respectively. For the year ended December 31, 2014, the Company recorded approximately $0.3 million of both interest and penalties related to its unrecognized tax benefits.

Components of deferred tax assets and liabilities were as follows:

(dollars in thousands)	December 31, 2013	December 31, 2014
Deferred tax assets:
Inventories	$1,734	$1,869
Accrued liabilities	448	307
Transaction costs	—	1,085
Stock-based compensation	464	1,024
Capitalized debt	—	301
Deferred compensation	1,219	746
Research and development	172	41
State net operating loss carryforwards	111	2,072
State tax credits	—	325
Other	24	322

Total deferred tax assets	4,172	8,092

Deferred tax liabilities:
Property, plant, and equipment	(768)	(18,176)
Bond premiums	—	(1,348)

Total deferred tax liabilities	(768)	(19,524)

Net deferred tax (liabilities) assets	$3,404	$(11,432)

Our state net operating loss carryforwards (“NOLs”) will begin to expire in 2032. The majority of the NOLs relate to our Heartland operations which we expect to use in the coming year.

Amounts recognized in the accompanying consolidated balance sheets are as follows:

(dollars in thousands)	December 31, 2013	December 31, 2014
Current deferred tax assets	$2,082	$5,696
Non-current deferred tax assets	2,090	2,396
Non-current deferred tax liabilities	(768)	(19,524)

Total net deferred tax assets (liabilities)	$3,404	$(11,432)

As of December 31, 2013 and 2014, the Company had not provided for any valuation allowance on its deferred tax assets. In evaluating the Company’s ability to realize its deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Management also considers the projected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 9 – Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities, deferred compensation, and debt, none of which are measured at fair value on a recurring basis. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximate their fair value due to the short-term nature of these financial instruments. The Company’s long-term financial liabilities consist of the long-term portion of deferred compensation and long-term debt. The long-term portion of deferred compensation is recorded at the present value of the liability (which approximates fair value) under the Growth Plan (defined in Note 10) and is included in other liabilities on the accompanying consolidated balance sheets. Long-term debt is recorded on the consolidated balance sheets at issuance price and adjusted for any applicable unamortized discounts or premiums.

The Company accounts for its fair value measurements in accordance with accounting guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – Inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

At December 31, 2013 and December 31, 2014, we had approximately $45.7 million and $90.1 million, respectively, of cash invested in money market deposit accounts which were included in cash and cash equivalents on the accompanying consolidated balance sheets (Level 1).

The Company reports transfers in and out of Levels 1, 2, and 3, as applicable, using the fair value of the individual securities as of the beginning of the reporting period in which the transfer(s) occurred. There were no transfers in or out of Level 1, 2, or 3 during the years ended December 31, 2013 and 2014.

Assets that are measured at fair value on a nonrecurring basis relate primarily to our tangible fixed assets. For these assets, we do not periodically adjust carrying value to fair value, except in the event of impairment. Should we determine that an impairment has occurred, the carrying value would be reduced to fair value and the difference is recorded as an impairment loss in our consolidated statements of income.

As of December 31, 2013, the carrying value of the Company’s outstanding borrowings under the credit facility was approximately $395.0 million as compared to a fair value of $399.9 million (Level 2). As of December 31, 2014, the carrying value of the Company’s outstanding borrowings under the credit facility was approximately $391.0 million as compared to a fair value of $386.2 million (Level 2). The estimated fair value of the Company’s debt was based primarily on reported market values, recently completed market transactions and estimates based upon interest rates, maturities, and credit risk.

Note 10 – Employee Benefit Plans

The Company sponsors a defined contribution plan. This plan covers employees who are at least 18 years of age and have completed a 6-month time period of employment. Employees are eligible to participate in the plan on the first day of the plan year month coinciding with the date in which the employee satisfies the eligibility requirements. The plan provides for the option of employee contributions up to statutory limits, of which we match up to 4% of the employees contributions, at a rate of 100% on the first 3% and 50% on the next 2%. Company contributions to the plan totaled approximately $0.3 million, $0.4 million, and $0.8 million, for the years ended December 31, 2012, 2013, and 2014, respectively.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

In 2006, the Company adopted the Blue Buffalo Company, Ltd. Phantom Equity Plan (“Growth Plan”) under which selected employees were granted “growth units.” Growth units were valued at $1 at inception of the Growth Plan and had fluctuated in value in proportion to the Company’s revenue growth year-over-year. All growth unit grants were at the discretion of the Company’s Board of Directors and vested over a three year term from the date of grant. The vested units were payable in cash over a four year term upon termination of employment, subject to modification at the discretion of management. There were 100,000 units authorized under the Growth Plan.

In March 2012, the Board of Directors amended the Growth Plan to: (i) accelerate the vesting of all unvested units previously granted, (ii) freeze the value of the growth units and the Growth Plan, (iii) provide for full payment of the frozen value of the units to participants in the form of quarterly installments ending on June 30, 2016, and (iv) terminate the Growth Plan. As of December 31, 2013 and December 31, 2014, the remaining obligations under this plan were approximately $3.3 million and $2.0 million (approximates present value), respectively, and are included in other current and long-term liabilities on the accompanying consolidated balance sheets.

As of December 31, 2013 and 2014, there were 96,667 growth units outstanding, all of which were fully vested as of December 31, 2012. During 2013 and 2014, there were no new grants of growth units or forfeitures. The Company recorded a deferred compensation expense of $0.4 million for the year ended December 31, 2012, deferred compensation benefit of $0.2 million for the year ended December 31, 2013, and a deferred compensation expense of $0.1 million for the year ended December 31, 2014.

Note 11 – Stockholder’s Deficit

During 2012, in connection with the Company’s leveraged recapitalization and new credit facility (and subsequent amendment), the Board of Directors approved the payments of special dividends. On August 15, 2012, the Board of Directors declared a special dividend of $1.79 per share to shareholders of record on such date for a total of $350 million. In addition, on December 17, 2012, the Board of Directors declared an additional special dividend of $0.26 per share to shareholders of record on such date for a total of $50 million.

As of December 31, 2014, the total amount of Blue Buffalo Pet Products, Inc.’s authorized capital stock consisted of 207,060,000 shares of common stock, $0.01 par value per share. As of December 31, 2014, 195,743,154 shares of common stock were issued and outstanding.

Note 12 – Stock-Based Compensation

Under the Company’s 2012 Blue Buffalo Pet Products, Inc. Stock Purchase and Option Plan (the “Plan”), the Board of Directors is authorized to award incentive stock options (ISOs and non-qualified), stock appreciation rights (SARs), restricted stock, performance units, performance-based stock awards, dividend equivalent rights, and other stock-based grants. Participation in the Plan is limited to key employees, officers, and directors.

On March 4, 2013, the Plan was amended to increase the maximum number of shares of stock available under the Plan by 210,000 shares to 14,242,061 shares (the “Amended Plan”). As of December 31, 2014, there were 5,230,642 shares of common stock reserved under the Amended Plan. As of December 31, 2014, the maximum number of shares available for grant under the Amended Plan was 102,669.

Stock Options

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. The fair value of stock options, which are subject to pro-rata vesting, is expensed on a straight-line basis over the vesting period of the stock options.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

The Company uses a third party valuation specialist to assist it in the estimation of the fair value of its common stock. The Company believes these valuations to be appropriate; however, the valuation of the equity of any private company involves various estimates and assumptions that may differ from actual values. If available, the Company bases its common stock value on actual transactions or other transactions that are representative of stock value. The expected volatility assumption is based on the combination of the industry index for pet food wholesalers and the volatility of the Company’s largest customer. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined with reference to historical exercise and post-vesting cancellation experience, and the vesting period and contractual term of the awards.

The following are the weighted-average assumptions used for grants issued under the Plan:

	For the years ended
	December 31, 2012	December 31, 2013	December 31, 2014
Volatility	30.64%	30.88%	32.84%
Risk-free interest rate	1.13%	1.52%	2.16%
Expected term (years)	6.5	6.5	6.5
Dividend yield	—	—	—
Grant-date fair value	$1.81	$2.14	$5.15

The following table summarizes stock-based award activity during the year and also presents stock options outstanding and exercisable as of December 31, 2014 (dollars in millions, except for per share data):

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding, December 31, 2013	4,640,979	$5.60	8.98
Granted	155,400	$13.81	9.22
Exercised	(22,260)	$1.68	7.17
Forfeited	(89,880)	$6.10	8.13
Expired	(12,600)	$5.60	7.96

Outstanding, December 31, 2014	4,671,639	$5.88	8.03	$48.9

Exercisable, December 31, 2014	1,685,871	$5.64	7.98	$18.0

During 2014, total granted stock options included 67,939 non-qualified and 87,461 ISO options. The intrinsic value of options exercised during 2012, 2013, and 2014 was $1.7 million, $3.4 million, and $0.3 million, respectively. There were no non-qualified options exercised in 2013 and 2014. The benefits of tax deductions in excess of the grant date fair value resulting from the exercise of non-qualified options was not material to the years ended December 31, 2013 and 2014.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

Unrecognized stock-based compensation expense related to outstanding unvested stock options is expected to be recognized in the Company’s statements of income as follows (by fiscal year):

(dollars in thousands)
2015	$1,745
2016	1,749
2017	1,688
2018	234
2019	32

Total	$5,448

Note 13 – Earnings Per Share

The details of the computation of basic and diluted earnings per common share are as follows:

	Twelve months ended December 31,
(dollars in thousands, except for share data)	2012	2013	2014
Net income	$65,500	$78,236	$101,931
Basic weighted average number of shares outstanding	195,298,147	195,619,943	195,735,309
Dilutive effect of stock options	409,828	939,141	2,117,623

Diluted weighted average number of shares outstanding	195,707,975	196,559,084	197,852,932

Basic net income per common share	$0.34	$0.40	$0.52
Diluted net income per common share	$0.33	$0.40	$0.52
Dividends declared and paid per share	$2.05	$—	$—
Anti-dilutive shares excluded from diluted earnings per share computation	4,004,683	96,096	—

Note 14 – Lease Commitments

The Company leases various facilities, vehicles, and equipment under operating leases with terms expiring at various times through 2021. Rent expense under operating leases was approximately $2.8 million, $4.3 million, and $5.0 million for the years ended December 31, 2012, 2013, and 2014, respectively.

Future minimum annual rental commitments under non-cancellable operating leases as of December 31, 2014 were as follows:

(dollars in thousands)	Total non- cancellable leases
Year
2015	$5,555
2016	5,209
2017	3,532
2018	2,966
Thereafter	3,060

Total	$20,322

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 15 – Commitments and Contingencies

Purchase Commitments

The company enters into contracts with a network of contract manufacturers that require them to provide us with specific finished products and provide for minimum production commitments. Most of our agreements with our contract manufacturers expire in 2015 or 2016 and will thereafter be automatically renewed for consecutive one-year terms until notice of non-renewal is given. The Company also enters into contracts for the purchase of several of its main ingredients. Such contracts call for minimum purchase requirements and typically cover one year or one crop season and are renewed annually.

The following table summarizes our future minimum purchase commitments as of December 31, 2014:

(dollars in thousands)	Total	Less Than One Year	1-3 Years	3-5 Years	More than Five Years
Finished goods minimum purchase obligations	$94,249	$40,550	$47,990	$5,709	$—
Raw material purchase obligations	268,515	255,557	12,958	—	—

Total contractual obligations	$362,764	$296,107	$60,948	$5,709	$—

Litigation & Settlements

On May 6, 2014, Nestle Purina filed a lawsuit against us in the United States District Court for the Eastern District of Missouri. As amended, Nestle Purina’s complaint alleges that we have engaged in false advertising, commercial disparagement and unjust enrichment. Nestle Purina asserts that, contrary to our advertising and labeling claims, certain BLUE products contain chicken or poultry by-product meals, artificial preservatives and/or corn and that certain products in the BLUE grain-free line contain grains. Nestle Purina also alleges that we have made false claims that our products (including LifeSource Bits) provide superior nutrition and health benefits compared to our competitors’ products. In addition, Nestle Purina contends that we have been unjustly enriched as consumers have paid a premium for BLUE products in reliance on these alleged false and misleading statements, at the expense of our competitors. Nestle Purina seeks an injunction prohibiting us from making these alleged false and misleading statements, as well as treble damages, restitution and disgorgement of our profits, among other things. In addition, Nestle Purina has issued press releases and made other public announcements, including advertising and promotional communications through emails and internet and social media websites that make claims similar to those contained in their lawsuit. Nestle Purina seeks a declaratory judgment that these statements are true and do not constitute defamation. In addition, a number of related consumer class action lawsuits have been filed making allegations similar to Nestle Purina’s and seeking monetary damages and injunctive relief.

We believe Nestlé Purina’s claims and the related class action lawsuits are without merit and intend to vigorously defend ourselves. Although we have determined that a loss contingency with respect to the Nestlé Purina litigation and related class action lawsuits is reasonably possible, such litigation and lawsuits are still in their early stages and the final outcome is uncertain. In particular, we have determined that the reasonably possible loss or range of loss resulting from Nestlé Purina proceedings and each of the related class action claims cannot be reasonably estimated due to the following reasons: (1) the early stages of the proceedings, (2) the lack of specific damages sought by the plaintiffs, (3) the uncertainty as to plaintiffs’ support for their damages claim, (4) the uncertainty as to factual issues, (5) the uncertainty of number of plaintiffs in the related class action claims and (6) our claims against third party defendants and counterclaims against Nestlé Purina.

Blue Buffalo Pet Products, Inc.

Notes to Consolidated Financial Statements (Continued)

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims and assessments, which typically include consumer complaints and post-termination employment claims. The Company has assessed such contingent liabilities and believes the potential of these liabilities is not expected to have a material, if any, effect on the Company’s financial position, its results of operations or its cash flows.

Note 16 – Related Parties

Invus Partners, LLC held $20.4 million and $20.2 million of the Company’s outstanding debt under the Amended Facility on December 31, 2013 and 2014, respectively. Several of the members of the Company’s Board of Directors (“BOD”) are members of Invus Partners, LLC, as well as managing directors and officers of the general partner of the Company’s majority shareholder and managing directors and officers of an investment advisor to the Company’s majority shareholder.

In addition, Kunkemueller Enterprises LP, which is owned in part by the wife of one of the members of our BOD, held $1.5 million of the Company’s debt under the Amended Facility on December 31, 2013 and 2014.

Note 17 – Unaudited Quarterly Financial Data

The unaudited summarized financial data by quarter for the years ended December 31, 2013 and 2014 is presented in the table below:

(dollars in thousands)	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2013:
Net sales	$163,821	$175,133	$184,797	$195,758
Gross profit	69,337	73,490	76,727	78,058
Selling, general, and administrative expenses	27,959	31,584	35,248	44,195
Operating income	41,378	41,906	41,479	33,863
Net income	21,254	22,440	22,626	11,916
Basic net income per common share	$0.11	$0.11	$0.12	$0.06
Diluted net income per common share	$0.11	$0.11	$0.12	$0.06
Dividends declared and paid per common share	$—	$—	$—	$—
Basic weighted average shares	195,526,300	195,594,155	195,635,227	195,720,894
Diluted weighted average shares	195,767,565	195,794,625	196,738,735	197,551,132

2014:
Net sales	$226,247	$218,654	$234,770	$238,089
Gross profit	96,335	84,993	94,226	91,313
Selling, general, and administrative expenses	42,722	46,100	45,419	53,623
Operating income	53,613	38,893	48,807	37,690
Net income	31,153	21,911	27,713	21,154
Basic net income per common share	$0.16	$0.11	$0.14	$0.11
Diluted net income per common share	$0.16	$0.11	$0.14	$0.11
Dividends declared and paid per common share	$—	$—	$—	$—
Basic weighted average shares	195,720,894	195,733,692	195,743,154	195,743,154
Diluted weighted average shares	197,747,579	197,827,833	197,884,029	197,853,482

Blue Buffalo Pet Products, Inc.

Unaudited Condensed Consolidated Balance Sheets

(dollars in thousands, except for share data)

	December 31, 2014	March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$95,788	$149,044
Receivables, net	78,620	68,773
Inventories	88,620	85,010
Prepaid expenses and other current assets	3,351	1,457
Deferred income taxes	5,696	3,436

Total current assets	272,075	307,720
Restricted cash	473	473
Property, plant, and equipment, net	113,863	114,101
Deferred debt issuance costs, net	317	287
Other assets	444	440

Total assets	$387,172	$423,021

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$3,960	$3,960
Accounts payable	33,163	38,161
Other current liabilities	27,013	30,202

Total current liabilities	64,136	72,323
Long-term debt	387,097	386,107
Deferred income taxes	17,128	14,728
Other long-term liabilities	6,108	6,633

Total liabilities	474,469	479,791
Commitments and contingencies
Stockholders’ deficit:
Common stock, voting; $0.01 par value; 207,060,000 shares authorized; 195,743,154 and 195,747,774 shares issued and outstanding at December 31, 2014 and March 31, 2015, respectively	1,957	1,957
Additional paid-in capital	57,683	58,164
Accumulated deficit	(146,937)	(116,891)

Total stockholders’ deficit	(87,297)	(56,770)

Total liabilities and stockholders’ deficit	$387,172	$423,021

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Unaudited Condensed Consolidated Statements of Income

(dollars in thousands)

	Three Months Ended March 31,
	2014	2015
Net sales	$226,247	$248,774
Cost of sales	129,912	149,240

Gross profit	96,335	99,534
Selling, general, and administrative expenses	42,722	47,399

Operating income	53,613	52,135
Interest expense, net	3,196	3,683

Income before income taxes	50,417	48,452
Provision for income taxes	19,264	18,406

Net income	$31,153	$30,046

Basic net income per common share	$0.16	$0.15
Diluted net income per common share	$0.16	$0.15
Basic weighted average shares	195,720,894	195,745,670
Diluted weighted average shares	197,747,579	197,773,850

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Deficit

(dollars in thousands, except for share data)

	Common shares outstanding	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Total
Balance at December 31, 2014	195,743,154	$1,957	$57,683	$(146,937)	$(87,297)
Exercise of stock options	4,620	—	36	—	36
Stock-based compensation expense	—	—	445	—	445
Net income	—	—	—	30,046	30,046

Balance at March 31, 2015	195,747,774	$1,957	$58,164	$(116,891)	$(56,770)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(dollars in thousands)

	Three Months Ended March 31,
	2014	2015
Cash flows from operating activities:
Net income	$31,153	$30,046
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	522	1,897
Amortization of debt issuance costs	30	30
Stock-based compensation	417	445
Deferred compensation	32	19
Loss on disposal of assets	4	48
Deferred income taxes	849	(140)
Effect of changes in operating assets and liabilities:
Receivables	(10,185)	9,847
Inventories	7,577	3,610
Prepaid expenses and other current assets	895	1,899
Accounts payable	15,201	4,998
Other liabilities	2,922	3,695

Net cash provided by operating activities	49,417	56,394

Cash flows from investing activities:
Capital expenditures	(6,998)	(2,184)

Net cash used in investing activities	(6,998)	(2,184)

Cash flows from financing activities:
Principal payments on long-term debt	(990)	(990)
Proceeds from exercise of stock options	—	36

Net cash used in financing activities	(990)	(954)

Net increase in cash and cash equivalents	41,429	53,256
Cash and cash equivalents at beginning of period	42,874	95,788

Cash and cash equivalents at end of period	$84,303	$149,044

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Blue Buffalo Pet Products, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – The Company

Blue Buffalo Pet Products, Inc. (“BBPP”) and together with its subsidiaries, (the “Company,” “we,” “us,” “its,” and “our”) conducts its business exclusively through its wholly-owned operating subsidiary, Blue Buffalo Company, Ltd. (“Blue”) (formerly The Blue Buffalo Company, LLC) and its subsidiaries. Blue was formed in August 2002 and is the parent company of three wholly-owned subsidiaries, Great Plains Leasing, LLC, Heartland Pet Food Manufacturing, Inc. (“Heartland”), and Sierra Pet Products, LLC. Blue and its subsidiaries develop, produce, market, and sell pet food under the Blue Life Protection Formula, Blue Wilderness, Blue Basics, and Blue Freedom lines. Our products are produced domestically at our Heartland facility and through contract manufacturers for distribution to retailers in specialty channels throughout the United States of America and Canada.

In July 2012, Blue formed Heartland for the purpose of commencing internal manufacturing operations to eventually supplement its contract manufacturers. Manufacturing operations commenced at our Heartland facility in Joplin, Missouri in September 2014.

Note 2 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of BBPP and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The unaudited condensed consolidated financial statements reflect all normal recurring adjustments which, in management’s opinion, are necessary for a fair statement of the results for interim periods. Results of operations for interim periods may not be representative of results to be expected for a full year. Certain prior year amounts have been reclassified to conform to the current period presentation.

On July 7, 2015, the Company effected a 4.2-for-1 stock split of all outstanding shares of the Company’s common stock. All share, option, and per share information presented in the accompanying unaudited condensed consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented and all share information is rounded down to the nearest whole share after reflecting the stock split.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2014 included elsewhere in this prospectus.

Note 3 – Receivables

Receivables consisted of the following:

(dollars in thousands)	December 31, 2014	March 31, 2015
Trade receivables, net	$54,647	$62,330
Other receivables	23,973	6,443

Total	$78,620	$68,773

Other receivables consist primarily of reimbursable amounts due from co-manufacturers for packaging of $4.4 million and $3.6 million income tax receivables of $18.2 million and $2.8 million at December 31, 2014 and March 31, 2015, respectively.

Blue Buffalo Pet Products, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Note 4 – Inventories

Inventories consisted of the following:

(dollars in thousands)	December 31, 2014	March 31, 2015
Finished goods	$83,904	$80,355
Work in process	90	245
Raw materials	3,136	2,964
Packaging and supplies	1,490	1,446

Total	$88,620	$85,010

Note 5 – Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

(dollars in thousands)	December 31, 2014	March 31, 2015
Computer software	$8,056	$9,224
Computer equipment	3,589	3,195
Buildings	58,846	59,307
Machinery and equipment	44,702	45,971
Furniture and fixtures	1,429	1,429
Leasehold improvements	1,051	1,186
Buildings improvements	86	86
Land	346	346
Land improvements	784	439
Construction in progress	2,169	1,427

	121,058	122,610
Accumulated depreciation and amortization	(7,195)	(8,509)

Total	$113,863	$114,101

Depreciation and amortization expense was approximately $0.5 million and $1.9 million for the three months ended March 31, 2014 and 2015, respectively.

Note 6 – Long-term Debt

Long-term debt consisted of the following:

(dollars in thousands)	December 31, 2014	March 31, 2015
Term loan	$391,057	$390,067
Less current maturities	(3,960)	(3,960)

Total long-term debt	$387,097	$386,107

At December 31, 2014, we had $391.0 million of term loan borrowings (fair value of $386.2 million) at an effective interest rate of 4.03% and no outstanding borrowings under the revolving credit facility. At March 31, 2015, we had $390.1 million of term loan borrowings (fair value of $390.1 million) at an effective interest rate of

Blue Buffalo Pet Products, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

3.82% and no outstanding borrowings under the revolving credit facility. Principal payments on the term loan borrowings are due and payable in quarterly installments of approximately $1.0 million with the then expected remaining balance of $373.2 million due on August 8, 2019.

During the three-month periods ended March 31, 2014 and March 31, 2015, the Company recorded amortization expense for deferred debt issuance costs of approximately $30,000.

The Amended Facility contains and defines financial covenants, including a secured leverage ratio (defined as, with certain adjustments, the ratio of (i) the Company’s indebtedness less unrestricted cash and cash equivalents up to $40 million to (ii) consolidated net income before interest, taxes, depreciation, and amortization) not to exceed (a) December 31, 2014 and March 31, 2015, 4.25:1.00, (b) June 30, 2015 and September 30, 2015, 4.00:1.00, and (c) if such periods ends on or after December 31, 2015, 3.75:1.00. The Amended Facility also sets forth mandatory and optional prepayment conditions, including an annual excess cash flow requirement, as defined, that may result in our use of cash to reduce our debt obligations. For the year ended December 31, 2014, the Company was not required to make an excess cash flow payment. As of March 31, 2015, the Company believes it was in compliance with its financial debt covenants.

Note 7 – Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities, deferred compensation, and debt, none of which are measured at fair value on a recurring basis. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximate their fair value due to the short-term nature of these financial instruments. The Company’s long-term financial liabilities consist of the long-term portion of deferred compensation and long-term debt. The long-term portion of deferred compensation is recorded at the present value of the liability (which approximates fair value) under the Blue Buffalo Company, Ltd. Phantom Equity Plan and is included in other liabilities on the accompanying unaudited condensed consolidated balance sheets. Long-term debt is recorded on the unaudited condensed consolidated balance sheets at issuance price and adjusted for any applicable unamortized discounts or premiums.

The Company accounts for its fair value measurements in accordance with accounting guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1- Quoted prices in active markets for identical assets or liabilities

Level 2- Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3- Inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

At December 31, 2014 and March 31, 2015, we had approximately $90.1 million and $125.2 million, respectively, of cash invested in money market deposit accounts which were included in cash and cash equivalents on the accompanying unaudited condensed consolidated balance sheets (Level 1).

The Company reports transfers in and out of Levels 1, 2, and 3, as applicable, using the fair value of the individual securities as of the beginning of the reporting period in which the transfer(s) occurred. There were no transfers in or out of Level 1, 2, or 3 at the year ended December 31, 2014 and during the three months ended March 31, 2015.

Blue Buffalo Pet Products, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Assets that are measured at fair value on a nonrecurring basis relate primarily to our tangible fixed assets. For these assets, we do not periodically adjust carrying value to fair value, except in the event of impairment. When we determine that an impairment has occurred, the carrying value is reduced to fair value and the difference is recorded as an impairment loss in our consolidated statements of income.

As of December 31, 2014, the carrying value of the Company’s outstanding borrowings under the Amended Facility was approximately $391.0 million as compared to a fair value of $386.2 million (Level 2). As of March 31, 2015, the carrying value and fair value (Level 2) of the Company’s outstanding borrowings under the Amended Facility was approximately $390.1 million. The estimated fair value of the Company’s debt was based primarily on reported market values, recently completed market transactions and estimates based upon interest rates, maturities, and credit risk.

Note 8 – Stock-Based Compensation

Under the Company’s 2012 Blue Buffalo Pet Products, Inc. Stock Purchase and Option Plan (the “Plan”), the Board of Directors is authorized to award incentive stock options (ISOs and non-qualified), stock appreciation rights (SARs), restricted stock, performance units, performance-based stock awards, dividend equivalent rights, and other stock-based grants. Participation in the Plan is limited to key employees, officers, and directors.

On March 4, 2013, the Plan was amended to increase the maximum number of shares of stock available under the Plan by 210,000 shares to 14,242,061 shares (the “Amended Plan”). As of March 31, 2015, there were 5,230,642 shares of common stock reserved under the Amended Plan. As of March 31, 2015, the maximum number of shares available for grant under the Amended Plan was 102,669.

Stock Options

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. The fair value of stock options, which are subject to pro-rata vesting, is expensed on a straight-line basis over the vesting period of the stock options.

The Company uses a third party valuation specialist to assist it in the estimation of the fair value of its common stock. The Company believes these valuations to be appropriate; however, the valuation of the equity of any private company involves various estimates and assumptions that may differ from actual values. If available, the Company bases its common stock value on actual transactions or other transactions that are representative of stock value. The expected volatility assumption is based on the combination of the industry index for pet food wholesalers and the volatility of the Company’s largest customer. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined with reference to historical exercise and post-vesting cancellation experience, and the vesting period and contractual term of the awards.

Blue Buffalo Pet Products, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

The following table summarizes stock-based award activity during the year and also presents stock options outstanding and exercisable as of March 31, 2015 (dollars in millions, except for per share data):

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2014	4,671,639	$5.88
Granted	—	$—
Exercised	(4,620)	$7.84
Forfeited	—	$—
Expired	(5,460)	$6.12

Outstanding, March 31, 2015	4,661,559	$5.88

Exercisable, March 31, 2015	1,778,271	$5.73

During the three months ended March 31, 2015, there were no grants of ISO and non-qualified stock options. Stock-based compensation costs charged to operations (as a component of selling, general, and administrative expenses) during each of the three months ended March 31, 2014 and 2015 was approximately $0.4 million. During the three months ended March 31, 2014 and 2015 there were no non-qualified options exercised. The benefits of tax deductions in excess of the grant date fair value resulting from the exercise of non-qualified options was not material to three months ended March 31, 2014 and 2015.

Unrecognized stock-based compensation related to outstanding unvested stock options is expected to be recognized in the Company’s statements of income as follows (by fiscal year):

(dollars in thousands)
2015 (period from April 1, to December 31, 2015)	$1,300
2016	1,749
2017	1,688
2018	234
2019	32

Total	$5,003

Note 9 – Earnings Per Share

The details of the computation of basic and diluted earnings per common share are as follows:

	Three Months Ended March 31,
(dollars in thousands, except for share data)	2014	2015
Net income	$31,153	$30,046
Basic weighted average number of shares outstanding	195,720,894	195,745,670
Dilutive effect of stock options	2,026,685	2,028,180

Diluted weighted average number of shares outstanding	197,747,579	197,773,850

Basic net income per common share	$0.16	$0.15
Diluted net income per common share	$0.16	$0.15
Anti-dilutive shares excluded from diluted earnings per share computation	9,718	—

Blue Buffalo Pet Products, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Note 10 – Related Parties

Invus Partners LLC holds $20.1 million of the Company’s outstanding debt under the Amended Facility. Several of the members of the Company’s Board of Directors (“BOD”) are members of Invus Partners LLC, as well as managing directors and officers of the general partner of our majority stockholder.

In addition, Kunkemueller Enterprises LP, which is owned in part by the wife of one of the members of our BOD, holds $1.5 million of our debt under the Amended Facility.

Note 11 – Legal Proceedings

On May 6, 2014, Nestle Purina filed a lawsuit against us in the United States District Court for the Eastern District of Missouri. As amended, Nestle Purina’s complaint alleges that we have engaged in false advertising, commercial disparagement and unjust enrichment. Nestle Purina asserts that, contrary to our advertising and labeling claims, certain BLUE products contain chicken or poultry by-product meals, artificial preservatives and/or corn and that certain products in the BLUE grain-free line contain grains. Nestle Purina also alleges that we have made false claims that our products (including LifeSource Bits) provide superior nutrition and health benefits compared to our competitors’ products. In addition, Nestle Purina contends that we have been unjustly enriched as consumers have paid a premium for BLUE products in reliance on these alleged false and misleading statements, at the expense of our competitors. Nestle Purina seeks an injunction prohibiting us from making these alleged false and misleading statements, as well as treble damages, restitution and disgorgement of our profits, among other things. In addition, Nestle Purina has issued press releases and made other public announcements, including advertising and promotional communications through emails and internet and social media websites that make claims similar to those contained in their lawsuit. Nestle Purina seeks a declaratory judgment that these statements are true and do not constitute defamation. In addition, a number of related consumer class action lawsuits have been filed making allegations similar to Nestle Purina’s and seeking monetary damages and injunctive relief.

We believe Nestlé Purina’s claims and the related class action lawsuits are without merit and intend to vigorously defend ourselves. Although we have determined that a loss contingency with respect to the Nestlé Purina litigation and related class action lawsuits is reasonably possible, such litigation and lawsuits are still in their early stages and the final outcome is uncertain. In particular, we have determined that the reasonably possible loss or range of loss resulting from Nestlé Purina proceedings and each of the related class action claims cannot be reasonably estimated due to the following reasons: (1) the early stages of the proceedings, (2) the lack of specific damages sought by the plaintiffs, (3) the uncertainty as to plaintiffs’ support for their damages claim, (4) the uncertainty as to factual issues, (5) the uncertainty of number of plaintiffs in the related class action claims and (6) our claims against third party defendants and counterclaims against Nestlé Purina.

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims and assessments, which typically include consumer complaints and post-termination employment claims. The Company has assessed such contingent liabilities and believes the potential of these liabilities is not expected to have a material, if any, effect on the Company’s financial position, its results of operations or its cash flows.

Exhibit B

Recent Developments

For the six months ended June 30, 2015, we estimate that our net sales will range from $         million to $         million, an increase of         % at the mid-point of the estimated net sales range when compared with $444.9 million for the six months ended June 30, 2014. We estimate that our net income will be between $         million and $         million for the six months ended June 30, 2015, compared with net income of $53.1 million for the six months ended June 30, 2014. For the six months ended June 30, 2015, we estimate that our adjusted net income will be between $         million and $         million, compared with adjusted net income of $54.6 million for the six months ended June 30, 2014.

The table below provides a reconciliation of net income to adjusted net income for the six months ended June 30, 2014 and the six months ended June 30, 2015 (at the mid-point of the estimated net income range). Adjusted net income is not a measurement of financial performance under generally accepted accounting principles in the United States, or GAAP. See “—Summary Consolidated Financial Data” for a discussion of adjusted net income and its limitations.

	Six Months Ended June 30,
	2014	2015(1)
	Unaudited
(dollars in thousands)
Net income	$53,064	$
Initial public offering preparation costs, net of tax of $454 and $ , respectively (2)	726
Litigation expenses, net of tax of $478 and $ , respectively (3)	766

Adjusted net income	$54,556	$

(1)	Reflects the mid-point of the estimated net income range set forth above.

10

(2)	Represents costs incurred in preparing for our initial public offering.

(3)	Represents costs primarily related to the litigation with Nestlé Purina PetCare Company. See “Business—Legal Proceedings.”

The financial data for the six months ended June 30, 2015 presented above is preliminary, based upon our estimates and is subject to revision based upon our financial closing procedures and the completion of our financial statements. Our actual results may be materially different from our estimate. In addition, these estimated results are not necessarily indicative of our results for the full fiscal year or any future period. The preliminary financial data has been prepared by, and is the responsibility of, management. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

11

Exhibit C

Subject to completion, dated July 8, 2015 I Prospectus
Blue Buffalo Pet Products, Inc.
29,519,661 Shares
This is an initial public offering of common stock of Blue Buffalo Pet Products, Inc. The selling stockholders are selling 29,483,727 shares of common stock and we will be issuing 35,934 shares of common stock to certain non-management employees without cost to such employees. We will not be selling any shares in this offering and will not receive any proceeds from the sale of shares by the selling stockholders or from the issuance of shares to certain non-management employees. The estimated initial public offering price is between $16.00 and $18.00 per share.
We have applied to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “BUFF”.
We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
Per Share Total
Initial public offering price $ $
Underwriting discounts and commissions (1) $ $
Proceeds to the selIing stockholders, before expenses $ $
(1) Only payable with respect to the shares to be sold by the selling stockholders. No underwriting discounts or commissions are payable with respect to the shares to be issued to certain non-management employees.
See “Underwriting” for additional information regarding underwriting compensation.
The selling stockholders have granted the underwriters a 30-day over-allotment option to purchase up to an additional 4,422,559 shares of common stock.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about , 2015.
J.P. Morgan | Citigroup
Barclays | Deutsche Bank Securities | Morgan Stanley
Wells Fargo Securities
LOYAL3 Securities
The date of this prospectus is , 2015
Love Them Like Family. Feed Them Like Family.TM
The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

THE BLUE BUFFALO CO.
THE BLUE BUFFALO CO.
BLUE
OUR FOUNDER
Love them like family. Feed them like family.®

Blue Buffalo: A New
An Authentic Brand with a Mission
Inspired by their family dog Blue, who was battling cancer, the Bishops founded Blue Buffalo
The leader in funding pet cancer research and raising awareness
Donating $2 million to B.B.F.C.R. in recognition of our IPO
A Pure Play in Pet
Pet food one of the largest CPG* categories in the world
Humanization trend driving premiumization and category growth
63%
Of U.S. households purchased pet food in 2014
IRI Household Panel
$26 Billion
Company Estimate 2014
PET FOOD MARKET
$49 BILLION OUTSIDE OF THE U.S.
Euromonitor 2014
A Culture That Drives Results
NET SALES GROWTH ($Millions)
5 13 25 58 94 190 346 523 720 918
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
*CPG refers to consumer packaged goods. See industry and Market Data for more details.

Breed of CPG* Company
A Unique Go-To-Market Model
— EDUCATION —
Educating pet parents one-on-one in the stores and through all media vehicles
Pet Detectives, BLUE brand ambassadors
Encouraging pet parents to compare and decide through TV, print and internet ads
— INNOVATION —
Broadest product portfolio of any natural pet food brand
— LEADERSHIP SPENDING —
One of the top advertised pet food brands overall
All product lines supported by dedicated media
Significant Growth Potential
Only 6% share of the U.S. pet food market
Only 3% of company sales from outside of the U.S.
Blue Buffalo 6%
International 3%
Nielsen, GfK 2014
2014